     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 7, 1994.



                                                       REGISTRATION NO. 33-52423

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                                  RHODES, INC.
             (Exact name of registrant as specified in its charter)
                             ---------------------

                   GEORGIA                                      58-0536190
         (State or other jurisdiction                        (I.R.S. Employer
      of incorporation or organization)                    Identification No.)

                           4370 PEACHTREE ROAD, N.E.
                             ATLANTA, GEORGIA 30319
                                 (404) 264-4600
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                                 JOEL H. DUGAN
                SENIOR VICE PRESIDENT, FINANCE & ADMINISTRATION
                           4370 PEACHTREE ROAD, N.E.
                             ATLANTA, GEORGIA 30319
                                 (404) 264-4600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                WITH COPIES TO:

             E. WILLIAM BATES, II                           MARC S. ROSENBERG
               KING & SPALDING                           CRAVATH, SWAINE & MOORE
             191 PEACHTREE STREET                            WORLDWIDE PLAZA
            ATLANTA, GEORGIA 30303                          825 EIGHTH AVENUE
                (404) 572-4600                           NEW YORK, NEW YORK 10019
                                                              (212) 474-1000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /


                             ---------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING
PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

***************************************************************************
*                                                                         *
*  Information contained herein is subject to completion or amendment. A  *
*  registration statement relating to these securities has been filed     *
*  with the Securities and Exchange Commission. These securities may not  *
*  be sold nor may offers to buy be accepted prior to the time the        *
*  registration statement becomes effective. This prospectus shall not    *
*  constitute an offer to sell or the solicitation of an offer to buy     *
*  nor shall there be any sale of these securities in any State in which  *
*  such offer, solicitation or sale would be unlawful prior to            *
*  registration or qualification under the securities laws of any such    *
*  State.                                                                 *
*                                                                         *
***************************************************************************


                             SUBJECT TO COMPLETION

                                 MARCH 7, 1994


PROSPECTUS                                                             [LOGO]

2,489,374 SHARES

RHODES, INC.

COMMON STOCK
(WITHOUT PAR VALUE)

All of the shares of Common Stock, without par value (the "Common Stock"), of Rhodes, Inc. (the "Company") offered hereby are being sold by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of the shares of Common Stock being sold by the Selling Shareholders. See "Selling Shareholders."


The Company has applied for listing of the Common Stock on the New York Stock Exchange ("NYSE") under the symbol "RHD." The Common Stock is currently quoted on The Nasdaq Stock Market under the symbol "RHDS." The last reported sale price of the Common Stock on March 4, 1994 was $20.25 per share. See "Price Range of Common Stock."


SEE "INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- -----------------------------------------------------------------------------------------------
                                                                                 PROCEEDS
                                                  PRICE TO        UNDERWRITING   TO SELLING
                                                  PUBLIC          DISCOUNT       SHAREHOLDERS(1)(2)
Per Share.......................................  $               $              $
Total(2)........................................  $               $              $
- -----------------------------------------------------------------------------------------------

(1) Prior to deducting estimated expenses of $      , payable by the Selling
    Shareholders. The balance of the expenses, estimated to be $      , will be
    payable by the Company.
(2) One of the Selling Shareholders has granted the Underwriters a 30-day option to purchase up to 225,000 additional shares of Common Stock at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Shareholders will be
    $        , $        and $        , respectively. See "Underwriting."

The Common Stock is offered subject to receipt and acceptance by the Underwriters, to prior sale, and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Common Stock will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York on or about
March   , 1994.

SALOMON BROTHERS INC                                     KIDDER, PEABODY & CO.
                                                              INCORPORATED

The date of this Prospectus is March   , 1994.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE NASDAQ STOCK MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK IN THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise noted, the information in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment option and all share and per share information has been adjusted for a 1.8-for-1 stock split effective May 17, 1993. Fiscal years end on the last day of February and are designated by the calendar year in which the fiscal year ends.

                                  THE COMPANY

     Rhodes, Inc. ("Rhodes" or the "Company") is one of the largest specialty furniture retailers in the United States. Founded in 1875, the Company operates 78 stores in metropolitan areas of 11 contiguous Southeastern and Midwestern states and for many years has focused on selling brand name residential furniture to middle-income customers. Based on Company internal market analyses, the Company believes that it has the number one or two share of furniture sales among specialty furniture retailers in most of the markets in which it operates.

     The Rhodes retailing philosophy is to provide value to its customers through a combination of quality, price and service. Each of the Company's stores offers a broad line of brand name merchandise, emphasizing good quality and an extensive selection. The Company employs an aggressive pricing policy, under which it guarantees to sell each item at the lowest advertised price in the market. Rhodes emphasizes superior service through in-store credit, prompt delivery of merchandise, professionally trained salespersons and convenient locations. The Company believes that its consistent execution of this "customer value" philosophy differentiates it from other furniture retailers and has enabled it to better serve its target market of middle-income customers and develop a loyal customer base.

     The Company believes the retail furniture industry is currently recovering from recent recessionary conditions, during which period many consumers delayed purchases of consumer durables, and that the industry has begun to benefit from an improving economy and lower interest rates. While there can be no assurances that such trends will continue, retail furniture sales have improved significantly since August 1992, as evidenced by Rhodes' comparable store sales growth of 7.4% in the nine months ended November 30, 1993 as compared to the nine months ended November 30, 1992. Comparable store sales growth, excluding the three Florida stores that were favorably impacted in the nine months ended November 30, 1992 by increased sales following Hurricane Andrew, was 9.0% for the nine months ended November 30, 1993 as compared to the nine months ended November 30, 1992.

     The key elements of the Company's growth strategy include:

     - Expansion of the store base by adding new locations in existing markets and acquiring or opening stores in new markets, with a goal of reaching 100 stores by the end of fiscal 1997. The Company plans to add new stores in existing markets to increase penetration and take advantage of operating leverage in advertising, distribution and administrative expenses; and to expand into new metropolitan markets.


     - A comprehensive store remodeling and refurbishing program for its existing store base which is designed to significantly upgrade its existing stores and increase sales per store. Through fiscal 1994, the Company has remodeled or refurbished 20 of its stores, and over the next three fiscal years the Company plans to remodel or refurbish 37 additional stores.


     - Strict, centralized financial and operating controls in all of its markets utilizing its information system, which the Company believes is one of the most advanced in the furniture retailing industry.

     - Merchandising mix, store formats and advertising tailored to the characteristics and opportunities of local markets.

     In September 1988, Rhodes was acquired (the "Acquisition") by a group of investors led by Holcombe T. Green, Jr., who is currently Chairman of the Board of Directors of the Company. Two of the Selling Shareholders in this offering (this "Offering"), selling an aggregate of 2,240,494 shares of Common Stock, are controlled by Mr. Green. As of the date of this Prospectus, Mr. Green beneficially owned approximately 52.8% of the outstanding shares of Common Stock. After giving effect to this Offering, Mr. Green will beneficially own 2,918,379 shares of Common Stock, which represent approximately 29.8% of the outstanding shares of Common Stock.

     During the period from September 1988 through June 1993, the Company focused on improving its furniture retailing performance. The Company disposed of 26 stores which were located in small, rural markets and opened 12 new stores in larger, metropolitan markets. In addition, the Company developed and installed an advanced, real-time inventory control and point-of-sale system. From fiscal 1988 to fiscal 1993, Rhodes increased sales per store from $2,750,000 to $3,795,000, sales per employee from $90,000 to $131,000, gross profit margin from 43.0% to 47.5% and inventory turnover from 3.1x to 4.0x.

     In June 1993, the Company completed a recapitalization plan (the "Recapitalization"), whereby $120.2 million of indebtedness and $14.7 million of preferred stock was retired through the issuance of 8.2 million shares of Common Stock and $40.0 million of senior secured notes (the "Senior Notes"). The Recapitalization significantly reduced the Company's indebtedness and interest expense and provided additional resources and financial flexibility for the Company's store remodeling and refurbishing program and its expansion program.

     The Company is a Georgia corporation. Its principal executive offices are located at 4370 Peachtree Road, N.E., Atlanta, Georgia 30319, and its telephone number is (404) 264-4600.

                                 RECENT RESULTS


     Net sales, on a preliminary basis, for the three months and fiscal year ended February 28, 1994 were $86,064,000 and $325,251,000, respectively, comprising increases of 25.8% and 13.5%, respectively, over the prior comparable periods. Comparable store sales, on a preliminary basis, for the three months and fiscal year ended February 28, 1994 increased 18.4% and 10.0%, respectively, over the prior comparable periods.


                                  THE OFFERING


Common Stock offered by the Selling Shareholders............  2,489,374 shares(1)
Common Stock outstanding....................................  9,778,933 shares(2)
Nasdaq Stock Market symbol..................................  RHDS
Proposed NYSE symbol........................................  RHD


- ---------------

(1) Assumes the Underwriters' over-allotment option to purchase up to 225,000 shares of Common Stock from one of the Selling Shareholders is not exercised. See "Underwriting."

(2) Excludes 652,500 shares of Common Stock issuable upon exercise of outstanding stock options at a weighted average exercise price equal to $13.58 per share.


                           INVESTMENT CONSIDERATIONS

     Prospective investors should carefully consider the factors set forth under "Investment Considerations" before investing in the Common Stock.

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

     Set forth below is certain summary consolidated historical financial data of the Company as of November 30, 1993 and for the nine months ended November 30, 1992 and 1993 and the fiscal years ended February 28, 1991, February 29, 1992 and February 28, 1993. This data should be read in conjunction with the Company's consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

                                             FISCAL YEAR ENDED FEBRUARY 28 OR       NINE MONTHS ENDED
                                                           29,                         NOVEMBER 30,
                                             --------------------------------   --------------------------
                                               1991        1992        1993        1992           1993
                                             --------    --------    --------   -----------   ------------
                                                                                (UNAUDITED)   (UNAUDITED)
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND STORE DATA)
STATEMENT OF OPERATIONS DATA:
  Net Sales................................. $256,594    $265,924    $286,527    $ 218,093      $239,187
  Gross Profit..............................  121,121     126,048     136,183      104,076       115,437
  Finance Charges and Insurance
    Commissions.............................   37,816      37,725      13,853       12,698         3,658
  Operating Income(1).......................   19,072      24,613      13,330       10,850        16,692
  Interest Expense, Net.....................   36,856      33,920      24,306       18,875         9,947
  Income (Loss) Before Income Taxes and
    Extraordinary Item(2)...................  (17,784)    (10,469)    (10,976)      (8,025)        6,745
  Net Income (Loss) Before Extraordinary
    Item(2).................................  (13,531)     (9,954)     (9,831)      (6,880)        3,773
  Net Income (Loss).........................  (13,531)     (9,954)     (9,831)      (6,880)        1,046
  Net Income (Loss) Per Share Before
    Extraordinary Item(2)...................   (13.77)      (8.85)      (6.88)       (4.67)         0.59
  Net Income (Loss) Per Share...............   (13.77)      (8.85)      (6.68)       (4.67)         0.16
  Weighted Average Shares
    Outstanding (000s)......................      983       1,125       1,472        1,472         6,366
OTHER OPERATING DATA:
  Depreciation and Amortization............. $  9,197    $ 10,021    $  9,717    $   7,325      $  7,079
  Non-Cash Interest Expense.................    5,756       6,257       6,653        4,869         2,626
  Capital Expenditures......................    2,589       2,769       3,405        2,356         5,135
  Gross Profit Percentage...................     47.2%       47.4%       47.5%        47.7%         48.3%
  Inventory Turnover(3).....................      3.4x        3.8x        4.0x         4.0x          4.0x
STORE DATA(3):
  Stores Open at Period End.................       75          76          76           75            78
  Average Display Square Footage (000s).....    2,143       2,182       2,184        2,189         2,248
  Total Store Sales Growth..................      2.3%        3.6%        7.7%         7.4%          9.7%
  Comparable Store Sales Growth.............     (2.5)%      (0.6)%       7.0%(4)      6.7%(4)       7.4%(5)
  Sales Per Square Foot..................... $    120    $    122    $    131    $     100      $    106
  Sales Per Employee (000s).................      111         116         131          100           105
  Sales Per Store (000s)....................    3,467       3,538       3,795        2,883         3,124

                                                                                          NOVEMBER 30,
                                                                                              1993
                                                                                          ------------
                                                                                          (UNAUDITED)
BALANCE SHEET DATA:
Total Assets............................................................................    $182,638
Total Debt (including Obligations Under Capital Leases).................................      61,846
Shareholders' Equity....................................................................      57,300

- ---------------

(1) In fiscal 1991, the Company recorded a non-recurring charge against operating income of $5,000,000 which resulted from additional provisions representing the estimated deficiency in the allowance for credit losses. See Note 10 to Consolidated Financial Statements.
(2) In the nine months ended November 30, 1993, the Company recorded an extraordinary charge against net income of $2,727,000, or $(0.43) per share, which resulted from the early retirement of debt principally in connection with the Recapitalization.
(3) Unaudited. For applicable definitions, see "Selected Consolidated Historical Financial Data -- Certain Definitions."
(4) Comparable store sales growth, excluding the three Florida stores that were favorably impacted in fiscal 1993 by increased sales following Hurricane Andrew, was 6.1% and 6.2% for the nine months ended November 30, 1992 and fiscal 1993, respectively, compared with the prior comparable periods.
(5) Comparable store sales growth, excluding the three Florida stores that were favorably impacted in fiscal 1993 by increased sales following Hurricane Andrew, was 9.0% for the nine months ended November 30, 1993 compared with the nine months ended November 30, 1992.

                 SUMMARY PRO FORMA CONSOLIDATED FINANCIAL DATA

     In June 1993, the Company effected the Recapitalization, whereby $120.2 million of indebtedness and $14.7 million of preferred stock (including accrued and unpaid dividends) was retired through the issuance of 8.2 million shares of Common Stock and $40.0 million of Senior Notes. In June 1992, the Company sold to Beneficial National Bank ("BNB") its portfolio of customer installment receivables (the "Receivables Sale") in the approximate amount of $174.3 million (including an advance of $4.3 million against future revenue to be earned by the Company under a related merchant agreement (the "Merchant Agreement")). Set forth below is certain pro forma consolidated financial data for the fiscal year ended February 28, 1993 and the nine months ended November 30, 1992 and 1993. The pro forma consolidated financial data for the fiscal year ended February 28, 1993 and the nine months ended November 30, 1992 give effect to the Receivables Sale and the Recapitalization as if they had been effected as of March 1, 1992, and the pro forma consolidated financial data for the nine months ended November 30, 1993 give effect to the Recapitalization as if it had been consummated on March 1, 1993 (the Receivables Sale having been consummated prior to such date). For additional information relating to this pro forma financial information, see the pro forma financial statements and related notes thereto contained on pages P-3 through P-7 of this Prospectus.

                                                                       PRO FORMA
                                                     ----------------------------------------------
                                                     FISCAL YEAR      NINE MONTHS      NINE MONTHS
                                                        ENDED            ENDED            ENDED
                                                     FEBRUARY 28,     NOVEMBER 30,     NOVEMBER 30,
                                                         1993             1992             1993
                                                     ------------     ------------     ------------
                                                                      (UNAUDITED)
                                                                 (DOLLARS IN THOUSANDS,
                                                                 EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net Sales........................................    $286,527         $218,093         $239,187
  Gross Profit.....................................     136,183          104,076          115,437
  Finance Charges and Insurance Commissions........       5,102            3,947            3,658
  Operating Income.................................      13,186           10,594           16,825
  Interest Expense, Net............................       8,086            6,018            5,434
  Income Before Income Taxes and Extraordinary
     Item(1).......................................       5,100            4,576           11,391
  Net Income Before Extraordinary Item(1)..........       2,897            2,648            6,831
  Net Income Per Share Before Extraordinary
     Item(1).......................................        0.30             0.27             0.70
  Weighted Average Shares
     Outstanding (000s)............................       9,781            9,782            9,815
OTHER OPERATING DATA:
  Depreciation and Amortization....................    $  9,517         $  7,137         $  7,065

- ---------------

(1) In the historical nine months ended November 30, 1993, the Company recorded an extraordinary charge, net of taxes, against net income of $2,727,000 which resulted from the early retirement of debt principally in connection with the Recapitalization.

                           INVESTMENT CONSIDERATIONS

     Prospective purchasers of the Common Stock should carefully consider the specific factors set forth below, as well as other information contained in this Prospectus, before investing in the Common Stock.

RECENT LOSSES AND LIMITATIONS UNDER FINANCING AGREEMENTS

  Recent Losses

     After the Acquisition, the Company experienced net losses of $4.2 million, $13.0 million, $13.5 million, $10.0 million and $9.8 million in the period beginning September 28, 1988 and ending February 28, 1989, fiscal years 1990, 1991, 1992 and 1993, respectively. The Company had net income of $1.0 million for the nine months ended November 30, 1993. The Company expects to generate sufficient cash flow from operations to meet its debt service requirements, working capital needs and capital expenditures; however, there can be no assurance as to its ability to do so. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Limitations Imposed under Financing Agreements

     The Company's existing revolving credit agreement with Wachovia Bank of Georgia, N.A. (the "Revolving Credit Agreement") and the Senior Notes impose operating and financial restrictions on the Company. Such restrictions may affect, and in some respects may limit significantly or prohibit, among other things, the ability of the Company to incur additional indebtedness or create liens on its assets, sell assets or engage in mergers or consolidations, make investments, pay dividends or engage in transactions with affiliates. These restrictions could limit the ability of the Company to effect future financings or otherwise may restrict corporate activities, including the ability of the Company to take actions that require funds in excess of those available to the Company.

CONTROL BY SIGNIFICANT SHAREHOLDER

     As of the date of this Prospectus, approximately 52.8% of the outstanding shares of Common Stock were beneficially owned by WPS Investors, L.P. ("WPS Investors") and RHD Capital Investors, L.P. ("RHD Investors"), which are controlled by Holcombe T. Green, Jr., Chairman of the Board of Directors of the Company. WPS Investors and RHD Investors are Selling Shareholders in this Offering. See "Selling Shareholders." Upon consummation of this Offering, Mr. Green will be the beneficial owner of approximately 29.8% of the outstanding shares of Common Stock. Accordingly, Mr. Green will continue to have the ability to exercise significant influence over the business and affairs of the Company.

RETAIL FURNITURE INDUSTRY

     The retail furniture industry has historically been cyclical, fluctuating significantly with general economic conditions. During economic downturns, the retail furniture industry tends to experience longer periods of recession and greater declines than the general economy. There can be no assurance that an economic downturn would not have a material adverse effect on the Company. See "Business -- Industry Overview."

COMPETITION

     The retail furniture industry is highly competitive and fragmented. The Company competes with a large number of independent furniture stores which operate in single markets, other regional and national furniture store chains, and various department stores and mass merchandisers. Certain of the companies which compete directly with Rhodes have greater financial and other resources than the Company. See "Business -- Competition."

PLANNED EXPANSION AND STORE IMPROVEMENTS


     The Company's continued growth depends to a significant degree on its ability to open new stores in existing and new markets or increase the productivity of its existing stores. The Company intends to add 23 net new stores in fiscal 1995, 1996 and 1997, some of which will be in new metropolitan markets, and to remodel or refurbish 37 existing stores over that period. See "Business -- Store Base." However, the Company opened only three new stores in fiscal 1994 and one new store in each of fiscal 1992 and 1993 and instituted its remodeling and refurbishing program in fiscal 1993. There can be no assurance that the Company will be able to locate favorable store sites and arrange favorable leases for new stores; open new stores in a timely manner; hire, train and integrate employees and managers in these new stores; expand its distribution facilities; adapt its distribution, management information and other operating systems to the extent necessary to grow in a successful and profitable manner; or successfully remodel and refurbish existing stores. The Company's expansion and remodeling and refurbishing programs could be delayed or limited if it does not generate sufficient cash flow from operations or if the Company is unable to obtain other sources of capital.


RESTRICTIONS ON PAYMENT OF DIVIDENDS; NO RECENT DIVIDEND PAYMENTS

     The Company has not paid a cash dividend on the Common Stock since the Acquisition, and it has no plans to commence paying cash dividends on the Common Stock. The Revolving Credit Agreement and the Senior Notes contain significant restrictions on the payment of dividends.

ANTI-TAKEOVER EFFECT OF THE COMPANY'S BYLAWS

     The Company's Bylaws include provisions which make applicable to the Company a two-thirds super-majority shareholder vote on business combinations and the protections afforded by Part 2 and Part 3 of Article 11 of the Georgia Business Corporation Code. These provisions could impede any merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company. See "-- Control by Significant Shareholder."

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the shares of Common Stock offered hereby.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has been quoted on The Nasdaq Stock Market since June 17, 1993, the date of the Recapitalization. The following table sets forth the high and low sales prices of the Common Stock as reported by The Nasdaq Stock Market for the periods indicated:


                                                                                 HIGH     LOW
                                                                                 ----     ---
Second Quarter (June 17, 1993 through August 31, 1993).........................  $11 3/4  $ 9
Third Quarter (ended November 30, 1993)........................................  $14 3/4  $11 1/4
Fourth Quarter (through March 4, 1994).........................................  $20 1/4  $14



     The last reported sale price of the Common Stock on The Nasdaq Stock Market on March 4, 1994 was $20.25 per share. The Company has applied for listing of the Common Stock on the NYSE.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following information with respect to the Company's consolidated financial statements for the periods March 1, 1988 to September 20, 1988 and September 21, 1988 to February 28, 1989, and the fiscal years ended February 28, 1990 and 1991, February 29, 1992 and February 28, 1993 has been derived from, and should be read in conjunction with, the Company's audited consolidated financial statements. Such consolidated financial statements were audited by Arthur Andersen & Co., independent public accountants. The report of Arthur Andersen & Co. with respect to such consolidated financial statements as of February 29, 1992 and February 28, 1993 and for the years ended February 28, 1991, February 29, 1992 and February 28, 1993 is included in the consolidated financial statements of the Company appearing elsewhere in this Prospectus. Information for the nine months ended November 30, 1992 and as of and for the nine months ended November 30, 1993 has been derived from unaudited financial statements which reflect, in the opinion of the Company, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial data for such periods. Results for interim periods are not necessarily indicative of results for the full year.

     The consolidated financial statements of the Company for the periods after September 20, 1988 are not directly comparable with the consolidated financial statements of the Company for prior periods, primarily due to the allocation of the purchase cost in connection with the Acquisition and the related financings effective as of such date. The following financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company appearing elsewhere in this Prospectus.

CERTAIN DEFINITIONS

     Inventory Turnover: Cost of Goods Sold for the fiscal year divided by the average of FIFO inventory levels at the beginning of the fiscal year and at the end of each month during the fiscal year.

     Average Display Square Footage: Average of the total square feet of display area open at the beginning of the fiscal year and at the end of each month during the fiscal year.

     Comparable Store Sales Growth: Growth in furniture and services sold and delivered by stores open for the same months in each comparative period.

     Sales Per Square Foot: Net sales for the fiscal year divided by the average square feet of display area of those stores open at the beginning of the fiscal year and at the end of each month during the fiscal year.

     Sales Per Employee: Net sales for the fiscal year divided by the average number of employees at the end of each month during the fiscal year.

     Sales Per Store: Net sales for the fiscal year divided by the average number of stores open at the end of each month during the fiscal year.

                                                                                               FISCAL YEAR ENDED FEBRUARY
                                                                PERIOD ENDED    PERIOD ENDED            28 OR 29,
                                                                SEPTEMBER 20,   FEBRUARY 28,   ---------------------------
                                                                    1988            1989           1990           1991
                                                                -------------   ------------   ------------   ------------
                                                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                                             AND STORE DATA)

STATEMENT OF OPERATIONS DATA:
 Net Sales....................................................    $ 139,541       $108,993       $  250,731     $  256,594
 Cost of Goods Sold...........................................       78,313         60,138          133,574        135,473
                                                                -------------   ------------   ------------   ------------
   Gross Profit...............................................       61,228         48,855          117,157        121,121
                                                                -------------   ------------   ------------   ------------
 Finance Charges and Insurance Commissions....................       18,714         14,159           35,564         37,816
                                                                -------------   ------------   ------------   ------------
 Operating Expenses:
   Selling, general and administrative........................       65,178         48,156          113,615        118,971
   Provision for credit losses................................       21,085            510           12,978         12,958
   Amortization of intangibles................................           --          5,294            3,130          2,700
   Non-recurring items........................................           --             --            5,000          5,000
   Change of control expenses.................................        9,336             --               --             --
   Other (income) expense, net................................        1,037            (92)            (768)           236
                                                                -------------   ------------   ------------   ------------
                                                                     96,636         53,868          133,955        139,865
                                                                -------------   ------------   ------------   ------------
   Operating income (Loss)....................................      (16,694)         9,146           18,766         19,072
 Non-recurring items..........................................           --             --            2,471             --
 Interest expense, net........................................        4,803         15,006           36,561         36,856
                                                                -------------   ------------   ------------   ------------
   Income (Loss) Before Income Taxes, Change in Accounting
     Principle and Extraordinary Item.........................      (21,497)        (5,860)         (20,266)       (17,784)
 Provision (Benefit) for Income Taxes.........................       (7,705)        (1,652)          (7,272)        (4,253)
                                                                -------------   ------------   ------------   ------------
   Net Income (Loss) Before Change in Accounting Principle and
     Extraordinary Item(2)....................................      (13,792)        (4,208)         (12,994)       (13,531)
 Cumulative Effect of the Change in Accounting Principle, Net
   of Benefit for Income Taxes................................       (2,687)            --               --             --
 Cumulative Effect on Prior Years of Change in Accounting for
   Income Taxes...............................................           --             --               --             --
 Extraordinary Item(2)........................................           --             --               --             --
                                                                -------------   ------------   ------------   ------------
   Net Income (Loss)..........................................    $ (16,479)      $ (4,208)      $  (12,994)    $  (13,531)
                                                                -------------   ------------   ------------   ------------
                                                                -------------   ------------   ------------   ------------
 Per Share Data:
   Net Income (Loss) Before Extraordinary Item(2).............    $   (2.02)      $  (4.71)      $   (14.29)    $   (13.77)
   Net Income (Loss)..........................................        (2.02)         (4.71)          (14.29)        (13.77)
   Dividends..................................................         0.10             --               --             --
 Weighted Average Shares Outstanding (000s)...................        8,150            895              909            983
OTHER OPERATING DATA:
 Depreciation and Amortization................................    $   3,609       $  8,369       $    9,731     $    9,197
 Non-Cash Interest Expense....................................           --          4,584            4,992          5,756
 Capital Expenditures.........................................        2,537            714            6,148          2,589
 Gross Profit Percentage......................................         43.9%          44.8%            46.7%          47.2%
 Inventory Turnover (unaudited)...............................          3.0x           3.2x             3.4x           3.4x
STORE DATA (unaudited):
 Stores Open at Period End....................................           73             69               72             75
 Average Display Square Footage (000s)........................        2,059          2,020            2,004          2,143
 Total Store Sales Growth.....................................          6.3%          11.1%             0.9%           2.3%
 Comparable Store Sales Growth................................         (1.0)%          3.2%             6.8%          (2.5)%
 Sales Per Square Foot........................................    $      63       $     54       $      125     $      120
 Sales Per Employee (000s)....................................           55             49              114            111
 Sales Per Store (000s).......................................        1,699          1,510            3,582          3,467
BALANCE SHEET DATA (at end of period):
 Working Capital..............................................    $  89,697       $(19,787)      $  (31,503)    $   (7,975)
 Total Assets.................................................      232,985        345,997          365,772        356,055
 Total Debt (including Obligations Under Capital Leases)......       65,954        280,067          316,627        317,374
 Shareholders' Equity (Deficit)...............................       92,306          5,792           (6,233)        (9,764)

                                                                FISCAL YEAR ENDED FEBRUARY     NINE MONTHS ENDED
                                                                         28 OR 29,                NOVEMBER 30,
                                                                ---------------------------   -------------------
                                                                    1992           1993         1992       1993
                                                                ------------   ------------   --------   --------
                                                                                                  (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
 Net Sales....................................................    $  265,924     $  286,527   $218,093   $239,187
 Cost of Goods Sold...........................................       139,876        150,344    114,017    123,750
                                                                ------------   ------------   --------   --------
   Gross Profit...............................................       126,048        136,183    104,076    115,437
                                                                ------------   ------------   --------   --------
 Finance Charges and Insurance Commissions....................        37,725         13,853     12,698      3,658
                                                                ------------   ------------   --------   --------
 Operating Expenses:
   Selling, general and administrative........................       127,446(1)     129,225     99,118     99,950
   Provision for credit losses................................         7,413(1)       4,803      4,696        116
   Amortization of intangibles................................         3,433          3,253      2,463      2,338
   Non-recurring items........................................            --             --         --         --
   Change of control expenses.................................            --             --         --         --
   Other (income) expense, net................................           868           (575)      (353)        (1)
                                                                ------------   ------------   --------   --------
                                                                     139,160        136,706    105,924    102,403
                                                                ------------   ------------   --------   --------
   Operating income (Loss)....................................        24,613         13,330     10,850     16,692
 Non-recurring items..........................................         1,162             --         --         --
                                                                                              --------   --------
 Interest expense, net........................................        33,920         24,306     18,875      9,947
                                                                ------------   ------------   --------   --------
   Income (Loss) Before Income Taxes, Change in Accounting
     Principle and Extraordinary Item.........................       (10,469)       (10,976)    (8,025)     6,745
                                                                                              --------
 Provision (Benefit) for Income Taxes.........................        (1,234)        (1,145)    (1,145)     2,972
                                                                ------------   ------------   --------   --------
   Net Income (Loss) Before Change in Accounting Principle and
     Extraordinary Item(2)....................................        (9,235)        (9,831)    (6,880)     3,773
 Cumulative Effect of the Change in Accounting Principle, Net
   of Benefit for Income Taxes................................            --             --         --         --
 Cumulative Effect on Prior Years of Change in Accounting for
   Income Taxes...............................................          (719)            --         --         --
 Extraordinary Item(2)........................................            --             --         --     (2,727)
                                                                ------------   ------------   --------   --------
   Net Income (Loss)..........................................    $   (9,954)    $   (9,831)  $ (6,880)  $  1,046
                                                                ------------   ------------   --------   --------
                                                                ------------   ------------   --------   --------
 Per Share Data:
   Net Income (Loss) Before Extraordinary Item(2).............    $    (8.85)    $    (6.88)  $  (4.67)  $   0.59
   Net Income (Loss)..........................................         (8.85)         (6.68)     (4.67)      0.16
   Dividends..................................................            --             --         --         --
 Weighted Average Shares Outstanding (000s)...................         1,125          1,472      1,472      6,366
OTHER OPERATING DATA:
 Depreciation and Amortization................................    $   10,021     $    9,717   $  7,325   $  7,079
 Non-Cash Interest Expense....................................         6,257          6,653      4,869      2,626
 Capital Expenditures.........................................         2,769          3,405      2,356      5,135
 Gross Profit Percentage......................................          47.4%          47.5%      47.7%      48.3%
 Inventory Turnover (unaudited)...............................           3.8x           4.0x       4.0x       4.0x
STORE DATA (unaudited):
 Stores Open at Period End....................................            76             76         75         78
 Average Display Square Footage (000s)........................         2,182          2,184      2,189      2,248
 Total Store Sales Growth.....................................           3.6%           7.7%       7.4%       9.7%
 Comparable Store Sales Growth................................          (0.6)%          7.0%(3)    6.7%(3)    7.4%(4)
 Sales Per Square Foot........................................    $      122     $      131   $    100   $    106
 Sales Per Employee (000s)....................................           116            131        100        105
 Sales Per Store (000s).......................................         3,538          3,795      2,883      3,124
BALANCE SHEET DATA (at end of period):
 Working Capital..............................................    $   (9,759)    $  (12,735)             $ (7,466)
 Total Assets.................................................       349,152        173,096               182,638
 Total Debt (including Obligations Under Capital Leases)......       307,821        145,706                61,846
 Shareholders' Equity (Deficit)...............................       (14,073)       (23,850)               57,300

- ---------------

(1) In fiscal 1992, the Company sold, without recourse, a portion of its written-off accounts to an affiliate. The effect of these transactions was to reduce the provision for credit losses by $1,001,000 and increase selling, general and administrative expenses by $494,000. See Note 9 to Consolidated Financial Statements.
(2) In the nine months ended November 30, 1993, the Company recorded an extraordinary charge, net of taxes, against net income of $2,727,000, or $(0.43) per share, which resulted from the early retirement of debt principally in connection with the Recapitalization.
(3) Comparable store sales growth, excluding the three Florida stores that were favorably impacted in fiscal 1993 by increased sales following Hurricane Andrew, was 6.1% and 6.2% for the nine months ended November 30, 1992 and fiscal 1993, respectively, compared with the prior comparable periods.
(4) Comparable store sales growth for the period ended September 20, 1988, the period ended February 28, 1989, and the fiscal year ended February 28, 1990 have been adjusted to eliminate results for stores closed or sold during the applicable period. Comparable store sales growth for the nine months ended November 30, 1993, excluding the results of three Florida stores that were favorably impacted in fiscal 1993 by increased sales following Hurricane Andrew, was 9.0% compared with the nine months ended November 30, 1992.

                 SELECTED PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following pro forma consolidated financial information for the nine months ended November 30, 1992 and fiscal 1993 gives effect to the Receivables Sale and the Recapitalization as if they had been consummated as of March 1, 1992, and the pro forma consolidated financial information for the nine months ended November 30, 1993 gives effect to the Recapitalization as if it had been consummated as of March 1, 1993 (the Receivables Sale having been consummated prior to that date). The pro forma financial information is derived by adjusting the historical consolidated statements of operations for the year ended February 28, 1993 and the nine months ended November 30, 1992 and 1993 included elsewhere in this Prospectus. The pro forma financial information does not purport to represent what the Company's results of operations would actually have been if such transactions had occurred on such dates or project the Company's results of operations for future periods. The pro forma adjustments are based upon currently available information and upon certain assumptions that management of the Company believes are reasonable under the circumstances. The following pro forma information should be read in conjunction with the pro forma financial statements and related notes thereto contained on pages P-3 through P-7 of this Prospectus and the other financial information pertaining to the Company, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this Prospectus.

                                                 FISCAL YEAR        NINE MONTHS        NINE MONTHS
                                                    ENDED              ENDED              ENDED
                                                 FEBRUARY 28,       NOVEMBER 30,       NOVEMBER 30,
                                                     1993               1992               1993
                                                 ------------       ------------       ------------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                    (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Net Sales.....................................   $286,527           $218,093           $239,187
  Cost of Goods Sold............................    150,344            114,017            123,750
                                                 ------------       ------------       ------------
          Gross Profit..........................    136,183            104,076            115,437
                                                 ------------       ------------       ------------
  Finance Charges and Insurance Commissions.....      5,102              3,947              3,658
                                                 ------------       ------------       ------------
  Operating Expenses:
     Selling, general and administrative........    125,011             95,004             99,831
     Provision for credit losses................        240                133                116
     Amortization of intangibles................      3,119              2,341              2,324
     Other (income) expenses, net...............       (271)               (49)                (1)
                                                 ------------       ------------       ------------
  Operating Income..............................     13,186             10,594             16,825
  Interest Expense, net.........................      8,086              6,018              5,434
                                                 ------------       ------------       ------------
  Income Before Income Taxes and Extraordinary
     Item.......................................      5,100              4,576             11,391
  Provision for Income Taxes....................      2,203              1,928              4,560
                                                 ------------       ------------       ------------
          Net Income Before Extraordinary
            Item................................      2,897              2,648              6,831
                                                 ------------       ------------       ------------
                                                 ------------       ------------       ------------
PER SHARE DATA:
  Net Income Before Extraordinary Item..........   $   0.30           $   0.27           $   0.70
  Weighted Average Shares Outstanding (000s)....      9,781              9,782              9,815
OTHER OPERATING DATA:
  Depreciation and Amortization.................   $  9,517           $  7,137           $  7,065

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RECENT RESULTS


     Net sales, on a preliminary basis, for the three months and fiscal year ended February 28, 1994 were $86,064,000 and $325,251,000, respectively, comprising increases of 25.8% and 13.5%, respectively, over the prior comparable periods. Comparable store sales growth, on a preliminary basis, for the three months and fiscal year ended February 28, 1994 were 18.4% and 10.0%, respectively, over the prior comparable periods.


RESULTS OF OPERATIONS

     The following table sets forth certain financial data expressed as a percentage of net sales for the fiscal years ended February 28, 1991, February 29, 1992 and February 28, 1993 and nine months ended November 30, 1992 and 1993.

                                                               HISTORICAL               PRO FORMA
                        FISCAL YEAR ENDED FEBRUARY 28       NINE MONTHS ENDED       NINE MONTHS ENDED
                                    OR 29,                    NOVEMBER 30,            NOVEMBER 30,
                        ------------------------------      -----------------       -----------------
                         1991        1992        1993       1992        1993        1992        1993
                        ------      ------      ------      -----       -----       -----       -----
                                                               (UNAUDITED)             (UNAUDITED)
Net Sales..............  100.0%      100.0%      100.0%     100.0%      100.0%      100.0%      100.0%
Cost of Goods Sold.....   52.8        52.6        52.5       52.3        51.7        52.3        51.7
                        ------      ------      ------      -----       -----       -----       -----
  Gross Profit.........   47.2        47.4        47.5       47.7        48.3        47.7        48.3
Finance Charges and
  Insurance
  Commissions..........   14.7        14.2         4.8        5.8         1.5         1.8         1.5
Operating Expenses:
  Selling..............   14.9        15.3        16.7       17.2        15.9        17.2        15.9
  General and
     administrative....   31.4        32.6        28.4       28.2        25.9        26.3        25.9
  Provision for credit
     losses............    5.1         2.8         1.7        2.2          --         0.1          --
  Amortization of
     intangibles.......    1.1         1.3         1.1        1.1         1.0         1.0         1.0
  Non-recurring
     items.............    1.9          --          --         --          --          --          --
  Other (income)
     expense, net......    0.1         0.3        (0.2)      (0.2)         --          --          --
                        ------      ------      ------      -----       -----       -----       -----
                          54.5        52.3        47.7       48.5        42.8        44.6        42.8
                        ------      ------      ------      -----       -----       -----       -----
  Operating Income.....    7.4         9.3         4.7        5.0         7.0         4.9         7.0
Interest expense,
  net..................   14.4        12.8         8.5        8.7         4.2         2.8         2.3
Income (loss) before
  income taxes,
  change in
  accounting for
  taxes and
  extraordinary item...   (6.9)       (3.9)       (3.8)      (3.7)        2.8         2.1         4.8
Net income (loss)......   (5.3)       (3.7)       (3.4)      (3.2)        0.4          --          --

  Nine Months Ended November 30, 1993 and 1992 Compared -- Pro Forma Basis

     Net sales increased 9.7% to $239,187,000 from $218,093,000 for the nine months ended November 30, 1993 compared with the comparable period of the prior year. Comparable store sales growth was 7.4% for the nine months ended November 30, 1993. Comparable store sales growth, excluding the three stores that were favorably impacted in the nine months ended November 30, 1992 by Hurricane Andrew, was 9.0% for the nine months ended November 30, 1993. Operating income for the nine months ended

November 30, 1993 of $16,825,000 (7.0% of net sales) increased 58.8% compared with $10,594,000 (4.9% of net sales) for the same period last year on a net sales increase of $21,094,000. Pro forma net income before extraordinary item for the nine months ended November 30, 1993 increased 158% to $6,831,000, or $.70 per share, compared with $2,648,000 or $.27 per share for the prior period.

     During the nine months ended November 30, 1993, Rhodes opened one new store in Chattanooga, Tennessee and acquired one new store in Knoxville, Tennessee to bring the total stores in operation to 78 compared with 75 stores in operation at November 30, 1992. The Company also opened a new store in Clarksville, Indiana (a suburb of Louisville, Kentucky) in January 1994. Rhodes has also leased four future store locations and is in active negotiations to lease additional store locations. The Company closed one store in Sarasota, Florida in January 1994, which had no adverse impact on the Company.

     Gross profit as a percentage of net sales for the nine months ended November 30, 1993 increased to 48.3% from 47.7%, compared with the same period last year. Gross margin improvement is partially attributable to improved sales penetration of extended warranties which have a higher gross profit. Also, the credit promotions discussed below permitted less discounting of selling prices, contributing to the higher gross profit percentage. Inventory turnover on a FIFO basis was 4.0x for each of the nine months ended November 30, 1992 and 1993. Inventories were approximately $5.2 million higher at November 30, 1993 than November 30, 1992 due to three more stores and management's anticipation of an improved economic climate.

     Finance charge and insurance commission income derives from commissions earned from BNB under the Merchant Agreement and from commissions on credit insurance on credit customer balances. The amounts earned were down due to lower net yields on insurance commissions.

     Selling expense for the nine months ended November 30, 1993 declined substantially as a percentage of net sales to 15.9%, compared with 17.3% for the same period in fiscal 1993. The expense of interest free and deferred payment credit promotions was more than off-set by reduced net advertising expenditures and reduced sales commissions compared with the prior period. Sales commissions have decreased as a percentage of net sales as a result of revisions made to the commission structure at the beginning of fiscal 1994.

     General and administrative expenses for the nine months ended November 30, 1993 increased to $61,758,000 (25.8% of net sales) from $57,326,000 (26.3% of net sales) for the same period in fiscal 1993. The increased expense is due to adding three new stores plus increases in employee expenses. The improvement in the percentage of net sales is due to the increased sales volume.

     Interest expense on the Company's indebtedness is generally fixed and is expected to decline slightly in future periods as such debt is reduced from internal cash flow.

  Nine Months Ended November 30, 1993 and 1992 Compared -- Historical Basis

     On a historical basis, the nine months ended November 30, 1993 are not comparable with the prior year due to the Receivables Sale, which took place on June 18, 1992 and the completion of the Recapitalization, which took place on June 24, 1993. As a result of the Receivables Sale, the Company no longer earns finance charge income, and general and administrative expenses, credit losses and interest expense related to the credit operation have been eliminated. Also, as a result of the Recapitalization, interest expense has been substantially reduced. The following information describes results of operations on a historical basis to the extent that the historical information differs from the pro forma information set forth under "-- Nine Months Ended November 30, 1993 and 1992 Compared -- Pro Forma Basis."

     Finance charges and insurance commissions income was $3,658,000 for the nine months ended November 30, 1993, compared with $12,161,000 for the same period in fiscal 1993. As a result of the Receivables Sale, the related finance charge income is no longer earned by the Company.

     General and administrative expenses for the nine months ended November 30, 1993 increased to $61,877,000 (25.9% of net sales) from $61,440,000 (28.2% of net sales) for the same period in fiscal

1993 due to the cost of adding three new stores plus increases in employee expenses, partially offset by the elimination of the Company's credit operations following the Receivables Sale. The improvement in general and administrative expenses as a percentage of net sales is due principally to the increased sales volume.

     The provision for credit losses of $4,696,000 reported for the nine months ended November 30, 1992 decreased to $116,000 for the nine months ended November 30, 1993 due to the Receivables Sale which eliminated the Company's risk of credit losses on the customer credit accounts sold to BNB under the Merchant Agreement. As a result, the only credit loss expenses to the Company are write-offs associated with bankcard and check transactions.

     Interest expense for the nine months ended November 30, 1993 decreased to $9,947,000, compared with $18,875,000 for the nine month period last year as a result of the Recapitalization and Receivables Sale and related reduction in the Company's indebtedness.

     In the nine months ended November 30, 1993 the Company expensed certain charges incurred principally in connection with the Recapitalization. These extraordinary items represent non-recurring prepayment penalties of $2,624,000 for early retirement of debt and the write-off of $903,000 in related deferred loan costs, less income tax benefit of $800,000.

  Fiscal Years 1993 and 1992 Compared -- Historical Basis

     Operating income for fiscal 1993 is not comparable with the prior year due to the Receivables Sale. Although operating income attributable to the Company's credit operations (which was $877,000 in fiscal 1993) has been reduced as a result of the elimination of finance charge revenue, partially offset by reductions in general and administrative expense and in provision for credit losses, management believes that the Receivables Sale positively impacted net income by eliminating credit-related interest expense.

     Net furniture sales increased 7.7% for fiscal 1993 over fiscal 1992, and comparable store sales were up 7.0% for the same period. Comparable store sales growth, excluding the three Florida Stores that were favorably impacted in fiscal 1993 by increased sales following Hurricane Andrew, was 6.2% for fiscal 1993 compared with fiscal 1992. Net warranty sales of $1.3 million, less direct expenses of $280,000, were deferred to future periods in fiscal 1993. The Company markets extended warranty contracts to its customers on certain merchandise at the time of the initial sale. The Company had 76 stores in operation at February 29, 1992 and February 28, 1993, due to the loss of one store to Hurricane Andrew and the opening of one new store in February 1993.

     Gross profit was 47.5% of net sales in fiscal 1993, compared with 47.4% for the prior year, due to the recognition of more extended warranty income.

     Finance charges and insurance commissions income was $13.9 million for fiscal 1993 compared with $37.7 million for fiscal 1992. As a result of the Receivables Sale, the related finance charge income, which totalled $33.3 million for fiscal 1992 and $9.0 million for fiscal 1993, is no longer earned by the Company. Insurance commission income earned for fiscal 1993 was $4.0 million compared with $4.5 million in fiscal 1992 as a result of lower average accounts receivable balances and lower credit insurance sales penetration in fiscal 1993.

     Selling expense was 16.7% of net sales in fiscal 1993, compared with 15.3% for the prior year, due to the increase in expenses associated with the transition to operating under the Merchant Agreement, as discussed previously. Management expects selling expense as a percentage of net sales for fiscal 1994 to be lower as a percentage of net sales than fiscal 1993 levels.

     General and administrative expense for fiscal 1993 was down to $81.4 million (28.4% of net sales) compared with $86.8 million (32.6% of net sales) for fiscal 1992. The decrease is largely attributable to the elimination of (i) 105 employee positions through the closing of the Company's credit center in Greenwood, South Carolina, (ii) fees paid to the outside credit processor and
(iii) other related costs following the Receivables Sale on June 18, 1992. In addition, the sale of previously written-off accounts to

Green Financial Services Corp., an affiliated company ("GFSC") set up for that purpose, increased general and administrative expenses by $494,000 in fiscal 1992.

     The provision for credit losses decreased to $4.8 million for fiscal 1993 compared with $7.4 million for fiscal 1992 as a result of the Receivables Sale. The provision for credit losses in fiscal 1992 was reduced $1.0 million by the sale of previously written-off accounts to GFSC, and by charging write-offs on accounts existing at the time of the 1988 Merger to the allowance for credit losses in the amount of $4.6 million for fiscal 1992. The remaining balance of $8.4 million in the allowance for credit losses at the time of the Receivables Sale was reversed and is included in the gain on this transaction.

     Interest expense in fiscal 1993 was substantially less than in fiscal 1992 due to the reduction of short-term debt following the Receivables Sale and the termination of the related commercial paper facility.

  Fiscal Years 1992 and 1991 Compared -- Historical Basis

     The Company's operating income increased 29.1% to $24.6 million for fiscal 1992 compared with $19.1 million for fiscal 1991. Although the Company continued to experience net losses, the net loss before change in accounting for income taxes declined to $9.2 million for fiscal 1992 compared to a net loss before change in accounting for income taxes of $13.5 million for fiscal 1991.

     Net sales increased 3.6% for fiscal 1992 over the prior year. Comparable store sales were down 0.6% for fiscal 1992 compared to fiscal 1991. Fiscal 1991 furniture sales had been hurt by the recession and the transfer of personnel from military bases in the Southeast to the Persian Gulf. Effective March 1, 1991, the Company adopted the technical bulletin of the Financial Accounting Standards Board regarding the sale of extended warranty contracts and has deferred a portion of extended warranty income, based on historical data on service and repair claims, to be recognized in subsequent periods. As a result, net warranty sales of $2.3 million, less direct expenses of $498,000, were deferred to future periods in fiscal 1992. The Company had 76 and 75 stores in operation at February 29, 1992 and February 28, 1991, respectively.

     Gross profit was 47.4% of net sales for the year ended February 29, 1992, an improvement compared with 47.2% for the prior year. The improvement was due to a more profitable mix of furniture and the expansion of certain customer service items with higher gross margins, including fabric protection, extended warranties and cleaning and care kits.

     Finance charges and insurance commissions income decreased to $37.7 million for fiscal 1992, compared with $37.8 million for the prior year. The decrease was due to the lower average accounts receivable portfolio balance in fiscal 1992 compared to fiscal 1991. Approximately 61% of net sales were on Company-extended credit in fiscal 1992 compared with 65% in fiscal 1991. The yield was 20.2% for fiscal 1992, compared with 20.1% for the prior year. The yield increase was due to the addition of late charges in certain states and additional credit insurance products.

     Selling expense for the year increased as a percentage of net sales, principally reflecting continuance of an increased level of advertising expenditures to maintain market share during the recession.

     General and administrative expense for the year increased to $86.8 million reflecting the expense of operating six new stores, increased medical and workmen's compensation insurance expense and the collection expense on receivables sold to GFSC (as explained below), offset in part by personnel reductions in stores and the Company's central credit operation and the sale of three stores in smaller rural markets.

     The provision for credit losses (net of the sale of previously written-off accounts described below) was $7.4 million for fiscal 1992, compared with $13.0 million for fiscal 1991. Credit losses (write-offs) in fiscal 1992 in the amount of $4.6 million on accounts existing at the time of the Acquisition were charged to the allowance for credit losses. At the end of fiscal 1991, management believed the Company had absorbed substantially all credit losses associated with the accounts receivable of credit customers existing at the time of the Acquisition. At the time of the Acquisition, the total balance of receivables was $145.1 million and at April 30, 1992, the remaining balance of those accounts, including add-on sales subsequent to the Acquisition, was less than $22.4 million. Significant reserves had been established in fiscal 1989 and 1990 relating to these receivables, and management established an additional provision of $5.0 million during fiscal 1991. Due to its "out of period" nature, this additional provision is reflected as a non-recurring item. The losses on receivables associated with credit customers existing at the time of the Acquisition represented approximately 40% of total credit losses in fiscal 1991. The receivables attributable to accounts existing at the time of the Acquisition decreased as a percentage of the Company's total receivables portfolio to 14% at February 29, 1992, as compared to 22% at February 28, 1991.

     In July and August 1991, Rhodes Financial Services Corp. ("Rhodes Financial") sold, without recourse, a portion of its previously written-off accounts to GFSC and agreed to monitor future collections of these accounts on behalf of GFSC. The effect of these transactions was to record net cash proceeds of $742,000, to reduce the provision for credit losses by $1.2 million and increase administrative expenses by $494,000. In connection with the Receivables Sale, Rhodes Financial repurchased the remaining written-off accounts previously sold to GFSC because it could no longer meet its obligation to service any accounts. The repurchase price was the remaining recoverable balance of such receivables of approximately $235,000. Accordingly, as of February 29, 1992, the Company increased the provision for credit losses by $235,000 and recorded the related payables to GFSC. The net effect of the above transactions reduced the Company's provision for credit losses by $1.0 million. Upon the consummation of the Receivables Sale, such receivables were transferred to BNB.

     During the second quarter of fiscal 1992, accounts of lower income customers were starting to deteriorate because of the recession, causing higher credit losses than management's goal. Consequently, in September 1991 the Company began to restrict approval of credit customers in those groups causing the highest credit losses.

     Although total debt increased during fiscal 1992, interest expense for the year was less than the prior year's due to lower short-term interest rates. The Company purchased two-year interest rate caps that expired in August 1993 on commercial paper of $100.0 million at 8.0%, at a cost of $260,000, and $50.0 million at 8.5%, at a cost of $77,500. The Company was obligated under its previous commercial paper facility to maintain similar interest rate caps during the term of the facility. The commercial paper facility was terminated upon consummation of the Receivables Sale and the unamortized portion of the interest rate caps of approximately $197,000 was written-off.

     During fiscal 1992, the Company elected to adopt Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" and recorded the effect of the adoption retroactive to March 1, 1991 in a manner similar to the cumulative effect of a change in accounting principle. See Note 2 to Consolidated Financial Statements.

  Seasonality

     The Company typically experiences its strongest sales in its third quarter. Gross profit margin is generally lower in the Company's second and fourth quarters, during which the Company conducts its clearance sales.

  Effects of Inflation on Operations

     Although the rate of inflation has remained low and has had little impact on the Company during the last three fiscal years or the nine months ended November 30, 1993, the Company's operating results could be adversely affected by high rates of inflation. The area which could be most affected is the Company's cost to replenish inventory. An increase in the cost of inventory would be mitigated, however, to the extent the Company was able to pass along such costs to its customers through price increases. The Company's interest rate risk is limited to the variable rate of interest paid under the Revolving Credit Agreement.

INCOME TAXES

     At February 28, 1993, the Company had approximately $17.0 million of net operating loss carryforwards ("NOLs") for federal income tax purposes. Either the transfer of Common Stock from an affiliate of Green Capital Investors, L.P. ("Green Capital") to WPS Investors on February 25, 1994, or the sale of Common Stock offered pursuant to this Prospectus will cause an "ownership change" as defined in Section 382 of the Internal Revenue Code of 1986, as amended, which will give rise to an annual limitation on the amount of taxable income that such NOLs can offset in a particular year. The Company believes that such limitation will not significantly affect net income or cash flow.

LIQUIDITY AND CAPITAL RESOURCES

     Currently, the Company's principal sources of liquidity are cash flow from operations and additional borrowing capacity under its Revolving Credit Agreement. The Company had net cash provided (used) by operating activities of approximately ($1.4 million), $11.6 million, $6.2 million (adjusted for the short-term debt paydown related to the Receivables Sale), and $15.5 million in fiscal years 1991, 1992, 1993 and the nine months ended November 30, 1993, respectively. The Company's principal uses of cash are debt service obligations, capital expenditures and working capital needs.

     On June 24, 1993, the Company completed the Recapitalization to enhance the Company's strategic, financial and operating flexibility by increasing shareholders' equity and reducing indebtedness and interest expense. Management believes that the new capital structure provides sufficient cash flow to fund its planned expansion, remodeling, and refurbishing programs and debt service requirements. On June 18, 1992, the Company completed the Receivables Sale. The Company also contracted to sell all future receivables until June 1995, unless extended, under the Merchant Agreement (the term of which is extended automatically unless terminated by one of the parties), whereby BNB provides credit to customers under the Rhodes credit card name for future credit sales. This arrangement removed the need for Rhodes to fund that portion of the accounts receivable not financed by the commercial paper facility. The net proceeds of the Receivables Sale were used principally to reduce short-term debt, including terminating the related commercial paper program.

     At the end of fiscal years 1991, 1992 and 1993, LIFO inventories were $39.2 million, $38.5 million and $37.3 million, respectively. FIFO inventory turns in these years have increased to 4.0x for fiscal 1993 from 3.4x in fiscal year 1991. The Company has, and has historically had, negative working capital, primarily as a result of its tight inventory controls, low cash balances and the inclusion in current liabilities of deferred revenues, such as merchandise sold but not delivered and deferred warranty revenue.


     The Company made additions to property and equipment of approximately $2.6 million, $2.8 million, $3.4 million and $7.2 million for fiscal years 1991, 1992, 1993 and 1994, respectively. These expenditures have been both for the opening of new stores and capital replacements in existing stores, including the remodeling completed for four stores in fiscal 1993 and 16 stores in fiscal 1994. Prior to the Recapitalization, the Company's capital expenditures were restricted by covenants contained in the various loan agreements and by the significant financial constraints imposed by its high debt and interest expense levels. Upon completion of the Recapitalization, the Company substantially increased its capital expenditures in fiscal 1994 (although capital expenditure funding continues to be subject to restrictions in the Senior Notes and Revolving Credit Agreement), and plans to spend $12.0 million and $9.1 million in fiscal 1995 and 1996, respectively. These increases reflect the cost of remodeling and refurbishing the existing store base and the addition of 18 net new stores, as described under "Business -- Store Base." The Company does not plan to purchase any real estate in acquiring and opening new stores. The Company anticipates that these increased capital expenditures will be funded primarily from cash flow from operations. If the Company's cash flow from operations were insufficient to fund such capital expenditures, the Company would consider additional means to finance its remodeling and refurbishing and expansion programs or delaying or limiting such programs.


     The Company's consolidated funded indebtedness at November 30, 1993, including obligations under capital leases, was $61.9 million, down from $145.7 million at February 28, 1993 and $307.8 mil-lion at February 29, 1992 due to the Recapitalization and the Receivables Sale and the payments previously described. Set forth below are the scheduled principal payments required under the Company's existing debt agreements.

    Fiscal 1995.............................................................  $  582,000
    Fiscal 1996.............................................................     584,000
    Fiscal 1997.............................................................   8,087,000

     The maximum availability of funds under the Revolving Credit Agreement is the lesser of $30.0 million or 50% of eligible inventory. The Revolving Credit Agreement is secured by substantially all of the inventory of the Company. As of the date of this Prospectus, borrowings under the Revolving Credit Agreement were approximately $1.0 million and approximately $20.0 million is estimated to be available for borrowing. Loans outstanding under the Revolving Credit Agreement generally will bear interest at one of two interest rate options selected by the Company: (i) Prime Rate + .5% per annum or (ii) a quoted LIBOR + 2.375% per annum for specified interest periods. The "Prime Rate" is the rate of interest announced publicly by the lender, from time to time, as its prime rate. The Company is required to pay a commitment fee of 0.375% per annum of the average daily unused portion of the lender's commitment under the Revolving Credit Agreement. The Revolving Credit Agreement is scheduled to terminate in February 1996.

     The Senior Notes consist of two tranches: (i) Tranche A Notes in the aggregate principal amount of $30 million which mature in June 1999 (subject to mandatory annual redemption payments of $7.5 million per year commencing in June
1996) and bear interest at a rate of 9% per annum, payable semiannually; and
(ii) Tranche B Notes in the aggregate principal amount of $10 million, which mature in June 2000 and bear interest at a rate of 10% per annum, payable semiannually. The Senior Notes are secured by all real property owned by the Company.

     The terms of the Revolving Credit Agreement and the Senior Notes impose restrictions that affect, among other things, the Company's ability to (i) incur certain additional indebtedness, (ii) create liens on assets, (iii) sell assets,
(iv) engage in mergers or consolidations, (v) make investments, (vi) pay dividends and make distributions and (vii) engage in certain transactions with affiliates and subsidiaries. The Revolving Credit Agreement and the Senior Notes also require the Company to comply with certain specified financial ratios and tests.

     The Company expects to continue to finance inventories, future expansion, debt service requirements and other cash needs with cash flow from operations supplemented by other potential sources of capital, principally the sources described above. Although there can be no assurance as to the availability of other sources of funding, management believes that internally generated funds and amounts available under the Company's existing credit facility will be sufficient to fund the Company's present and proposed operations and capital expenditure program.

                                    BUSINESS

     Rhodes is one of the largest specialty furniture retailers in the United States. Founded in 1875, the Company operates 78 stores in metropolitan areas of 11 contiguous Southeastern and Midwestern states and for many years has focused on selling brand name residential furniture to middle-income customers. Based on Company internal market analyses, the Company believes that it has the number one or two share of furniture sales among specialty furniture retailers in most of the markets in which it operates.

     The Rhodes retailing philosophy is to provide value to its customers through a combination of quality, price and service. Each of the Company's stores offers a broad line of brand name merchandise, emphasizing good quality and an extensive selection. The Company employs an aggressive pricing policy, under which it guarantees to sell each item at the lowest advertised price in the market. Rhodes emphasizes superior service through in-store credit, prompt delivery of merchandise, professionally trained salespersons and convenient locations. The Company believes that its consistent execution of this "customer value" philosophy differentiates it from other furniture retailers and has enabled it to better serve its target market of middle-income customers and develop a loyal customer base.

INDUSTRY OVERVIEW

     Furniture purchases are generally discretionary, and, because they represent a significant expenditure to the average consumer, are often deferred during times of economic uncertainty. Therefore, the retail furniture industry has historically been cyclical and significantly affected by general economic conditions, including, among other things, interest rates, consumer confidence, housing starts and existing home sales. The Company believes the retail furniture industry is currently recovering from recent recessionary conditions, during which period many consumers delayed purchases of consumer durables, and that the industry has begun to benefit from an improving economy and lower interest rates.

     Historically, specialty furniture retailers have experienced significant increases in sales during periods of economic recovery and rising consumer confidence. For example, following the 1981-1982 recession, retail sales from furniture stores increased by 12.1% and 12.9% in 1983 and 1984, respectively, and Rhodes' comparable store sales growth of 22.9% and 8.3% in fiscal years 1984 and 1985, respectively. While there can be no assurances that such trends will be repeated, retail furniture sales have improved significantly since August 1992, as evidenced by Rhodes' comparable store sales growth of 7.4% in the nine months ended November 30, 1993 as compared to the nine months ended November 30, 1992. Comparable store sales growth, excluding the three Florida stores that were favorably impacted in the nine months ended November 30, 1992 by increased sales following Hurricane Andrew, was 9.0% during the nine months ended November 30, 1993 compared with the prior comparable period.

     In addition, the retail furniture industry is highly fragmented, with a large number of retailers operating in several channels of distribution -- for example, single-market furniture stores, regional and national furniture chains, traditional department stores and mass merchandisers. While it remains highly fragmented, the industry continues to consolidate. Rhodes believes that its capital structure following the Recapitalization provides it sufficient financial flexibility to acquire additional stores, as the Company seeks to take advantage of opportunities resulting from industry consolidation.

BUSINESS STRATEGY

     The key elements of the Company's growth strategy include:

     - Expansion of the store base by adding new locations in existing markets and acquiring or opening stores in new markets, with a goal of reaching 100 stores by the end of fiscal 1997. The Company plans to add new stores in existing markets to increase penetration and take advantage of operating leverage in advertising, distribution and administrative expenses; and to expand into new metropolitan markets.

     - A comprehensive store remodeling and refurbishing program for its existing store base which is designed to significantly upgrade its existing stores and increase sales per store. Through fiscal 1994, the Company has remodeled or refurbished 20 of its stores, and over the next three fiscal years the Company plans to remodel or refurbish 37 additional stores.


     - Strict, centralized financial and operating controls in all of its markets utilizing its information system, which the Company believes is one of the most advanced in the furniture retailing industry.

     - Merchandising mix, store formats and advertising tailored to the characteristics and opportunities of local markets.

       STORE BASE

         Background

     Since the Acquisition, the Company has divested 26 stores, primarily in smaller, rural markets, and added 15 new stores in metropolitan markets. New store additions consisted of the opening of new stores in each of Venice, Florida and Raleigh, North Carolina and the acquisition of two stores in Nashville, Tennessee in fiscal 1990 and the subsequent opening of two new stores in that market; the opening of a new store in Atlanta, Georgia and acquisition of four stores in Birmingham, Alabama in fiscal 1991; the opening of a new store in Orlando, Florida in fiscal 1993; the acquisition of one new store in each of Chattanooga and Knoxville, Tennessee and Clarksville, Indiana in fiscal 1994. See "-- Properties." These store additions were selected to further the Company's strategy of developing clusters of stores that may be served from existing regional distribution centers ("RDCs").

     The table below summarizes openings, closings and remodelings or refurbishings of stores during the fiscal years indicated and the Company's current plans for fiscal years 1995 through 1997.


                                                        FISCAL YEAR ENDED FEBRUARY 28 OR 29,
                                              --------------------------------------------------------
                                              1990   1991   1992   1993   1994    1995*   1996*   1997*
                                              ----   ----   ----   ----   -----   -----   -----   ----
Number of stores at beginning of year.......   69     72     75     76      76      78      88     96
  Opened or acquired........................    4      6      1      1       3      10       8      6
  Closed or sold............................   (1)    (3)    --     (1)+    (1)     --      --     (1)
Number of stores at end of year.............   72     75     76     76      78      88      96    101
Stores remodeled or refurbished.............    0      1++    2++    4      16      18      16      3


- ---------------

* Proposed
+ On August 24, 1992, Hurricane Andrew destroyed one of the Company's four Miami stores.
++ Remodelings and refurbishings prior to fiscal 1993 were not part of the Company's current remodeling and refurbishing program and therefore are not comparable.

  Remodeling and Refurbishing Program

     In fiscal 1993, the Company initiated a store remodeling and refurbishing program designed to significantly upgrade its existing stores and increase sales per store. This program provides a more attractive in-store atmosphere by professionally redesigning and redecorating existing display space in order to improve the consumer's shopping experience and enhance the appearance of displayed merchandise.

     Remodeling a store typically involves redesigning the store's display space and reconfiguring its model room settings, replacing its carpet and wallpaper, repainting its interior walls, and replacing or updating its lighting. Remodeling a store may include work on its exterior (such as paint, lighting and signage) but does not typically increase the store's existing display space. The cost for the complete remodeling of a store in fiscal 1995 is anticipated to be approximately $300,000. Refurbishing a store typically involves replacing carpet and wallpaper, repainting and making minor improvements to the store's lighting. The cost to refurbish a store in fiscal 1995 is anticipated to be approximately $125,000.

Stores generally remain open during a remodeling or refurbishing and the event is advertised as an opportunity for customers to enjoy increased savings.


     Twenty stores have been remodeled or refurbished in fiscal 1993 and 1994. The Company believes that its customers have responded favorably to these stores. During the 12 months ended February 28, 1994 (or the shorter period during which a store had been open subsequent to its remodeling or refurbishing) for stores remodeled or refurbished during the period, the 20 remodeled and eight refurbished stores achieved average sales growth of 16.1% over the same period ended February 28, 1993. During this period, Company stores which had not been remodeled or refurbished experienced an 8.6% average sales growth as compared to the prior period. Although the Company is generally satisfied with the sales growth from its refurbished and remodeled stores, the Company continues to monitor the results of its remodeling and refurbishing program to attempt to maximize its return on investment therein and may adjust such program (e.g., increasing the number of remodeled stores compared to refurbished stores) as dictated by conditions affecting such stores existing at the time. There can be no assurance as to the duration of the period over which these remodeled and refurbished stores will achieve increased sales growth or that the remodeling or refurbishing of additional stores will result in comparable levels of sales growth.



     The Company plans to remodel or refurbish 18 stores during fiscal 1995, with an additional 19 stores being scheduled to be remodeled or refurbished by the end of fiscal 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." In total, Rhodes plans to have remodeled or refurbished 57 of its 78 existing stores by the end of fiscal 1997. The Company has targeted stores primarily in North Carolina, Alabama and Georgia for remodeling or refurbishing in fiscal 1995. Each of the remaining targeted stores has been scheduled for remodeling or refurbishing in either fiscal 1996 or 1997.


  Expanding Store Base

     In each existing market and, when possible, in new markets, the Company seeks to add new cluster stores that may be served from existing RDCs. The opening of new cluster stores in an existing market allows the Company to benefit from its name recognition and reputation in the market, spread advertising and other operating expenses over a greater number of stores and benefit from distribution and administrative efficiencies. Since 1988, a total of five new stores have been added in the existing markets of Atlanta, Georgia; Louisville, Kentucky; Orlando, Florida; Raleigh, North Carolina; and the west coast of Florida. The Company has currently identified the seven existing markets of Atlanta, Georgia; Birmingham, Alabama; Jacksonville, Miami and Orlando, Florida; Charlotte, North Carolina; and St. Louis, Missouri in which to open a total of nine new stores. The Company has entered into leases on four sites -- three in Atlanta and one in Birmingham -- and is in the process of negotiating leases for several additional sites. The Company anticipates that stores will be opened at six sites in fiscal 1995, with the remaining three stores anticipated to be opened by fiscal 1997. All of those stores would be served from existing RDCs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     In evaluating the feasibility of entering a new market, the Company would typically consider (a) the size of the market, focusing on locations that have a local population base of more than 100,000 people, (b) existing competitive conditions and (c) the feasibility of serving the new stores from an existing RDC. The Company would generally seek to enter a new market by acquiring or opening two or more stores that may operate as a cluster, although the Company believes that single stores may be operated profitably in certain markets. New markets were opened in the metropolitan areas of Nashville, Tennessee in fiscal 1990 and Birmingham, Alabama in fiscal 1991, with the Company currently operating four stores in each of these markets. Single stores were opened in Chattanooga and Knoxville, Tennessee in fiscal 1994.

     The Company believes that there are attractive acquisition opportunities in new metropolitan markets due to consolidation in the retail furniture industry and the current availability of favorable sites and lease terms for retail space. In fiscal 1995, the Company has targeted for future expansion certain additional markets in Tennessee, Florida and states in the Midwest contiguous to states in which the Company presently operates. The Company is engaged in discussions with landlords in certain of these areas with respect to potential store sites. The Company plans to add approximately 14 stores in new markets by the end of fiscal 1997 and believes that it will be able to serve each of these new markets from its existing RDCs, with certain RDC capacity expanded as appropriate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

STORE OPERATIONS

  Target Market

     For many years, the Company has focused its retailing strategy on selling good quality furniture to a broad base of middle-income customers. The Company intends to maintain this focus both in its existing markets and as it enters new markets. The Company carefully tracks the demographic profile of its customer base, designs its merchandising and promotions to appeal to its targeted market, and evaluates particular programs by analyzing changes in the profile of the resulting customer base. In the 11 months ended January 31, 1994, approximately 67% of customers using the Rhodes credit card were in the 25 to 49 year-old age group, and approximately 57% had annual income in the $20,000 to $50,000 range.

  Store Format and Site Selection

     The Company's stores average 30,000 square feet of display space. Furniture typically is displayed in model room settings, complete with accessories. The design is intended to make it easy for each customer to shop at Rhodes stores and to facilitate movement of the customer from the shopping to the purchasing phase. Stores are open 362 days each year and at least five evenings per week.

     The Company continuously assesses retail trade areas and specific sites in its existing markets and targeted metropolitan areas to evaluate the feasibility of opening a new store. Within a trade area, the Company carefully analyzes prospective sites for new stores with respect to traffic-count levels along contiguous roadways, visibility of the site and ingress/egress characteristics, proximity to competitors and other retail trade generators, zoning restrictions, availability of suitable leasable space and other factors.

  Merchandising and Purchasing

     The Company's merchandising strategy is to offer a broad selection of affordably priced home furnishings. Each of the Company's stores offers a full line of residential furniture, including upholstered furniture, recliners and occasional tables for dens and living rooms; bedroom suits and bedding; dinettes and more formal dining room suits; and desks, lamps and other accessories. The table below sets forth the percentage of sales derived from the types of merchandise indicated during each of the last three fiscal years.

                                                                FISCAL YEAR ENDED FEBRUARY 28
                                                                           OR 29,
                                                               -------------------------------
                                                               1991         1992         1993
                                                               -----        -----        -----
Living Room Furniture........................................   48.1%        48.8%        50.9%
Bedroom Furniture............................................   23.8         22.3         23.0
Dining Room Furniture........................................   12.7         13.6         12.2
Bedding......................................................   11.2         10.9         10.7
All Other Merchandise and Accessories........................    4.2          4.4          3.2
                                                               -----        -----        -----
                                                               100.0%       100.0%       100.0%
                                                               -----        -----        -----
                                                               -----        -----        -----

     The Company's centralized merchandising and buying group selects all lines of merchandise, negotiates purchase prices and terms with suppliers and places orders for each of the Company's stores and RDCs. The Company purchases merchandise from a large number of manufacturers, including well-known brands such as Armstrong, Bassett, Berkline, Broyhill, Dunmore, Kincaid, Klaussner, La-Z-Boy, Peoplelounger, River Oaks, Sealy, Simmons and Universal. One manufacturer, making products under the brand names La-Z-Boy and Kincaid, currently accounts for 10.6% of the Company's total purchases. The Company believes its buying power results in advantageous pricing and delivery and favorable freight costs from vendors, thereby enhancing competitiveness and profitability. The Company's inventory control system provides its headquarters group with merchandising information, and the group also receives information from regional and store managers regarding local preferences and market conditions.

  Promotions and Advertising

     The Company relies to a considerable extent upon promotions and advertising to produce sales, with much of the Company's marketing featuring the availability of in-store credit and special credit plans. The Company conducts over 40 Company-wide promotional events each year. Sales are generally related to holidays and other promotional events. The Company's headquarters staff develops a monthly calendar of Company-wide promotional events.

     The Company advertises extensively throughout the year in newspapers and by use of radio and television in each of its markets. Color circulars also are issued several times a year in special mailings or newspaper inserts. In the 11 months ended January 31, 1994, newspaper and print media advertising accounted for approximately 58.7% of the Company's total advertising expense. Regional managers along with the Company's headquarters staff and advertising agency are responsible for determining the appropriate media mix for the monthly advertising budget in each market. All advertising is prepared by the Company's headquarters staff in conjunction with an outside advertising agency.

  Management Information System

     The Company has developed and installed an advanced inventory control and point-of-sale information system which enables senior management to improve individual store performance and access customer demographics, credit, sales and inventory information on a real-time basis. This system expedites the processing of customer transactions and credit approval, controls inventory levels and is designed to support future growth. Specifically, the Company accounts for merchandise in each store and RDC, and the movement of items, by inventory stock identification numbers known as SKU numbers. Management and each store manager are furnished with daily sales and gross margins by SKU category and for each salesperson. The Company believes its management information system is one of the most advanced in the furniture retailing industry and has allowed the Company to achieve one of the highest inventory turnover rates in the industry.

     The Company believes that the centralization and standardization of its operating systems, and the successful implementation of these systems in its existing stores, will allow the Company to support the operation of new stores without major capital expenditures or substantial increases in its corporate overhead. Although entering a new market will require the expansion of certain systems, the Company believes that its existing merchandising, promotional, inventory and training systems will allow it to add new stores in existing or new markets in a cost-effective manner.

  Management and Training

     One of the competitive strengths of the Company is the experience of its senior management team, with the seven executive officers of the Company having an aggregate of approximately 100 years of experience with Rhodes. In order to utilize the knowledge and experience of its senior management team, the Company has centralized its merchandise and promotion controls.

     Senior management is supported through the Company's seven operating regions, each of which has a regional manager and multiple area managers. The seven regional managers and one division manager have a combined 91 years of experience with Rhodes. The Company believes that its regional, area and store managers are attractively compensated with substantial incentive compensation based on operating results. In addition, all store sales personnel are compensated through sales commissions. Rhodes management believes that this incentive compensation increases motivation at the store level and contributes to increased sales in its stores.

     Store management personnel undergo extensive and regular training, which is designed to keep managers and employees informed of all standardized Company operating policies, including procedures for sales, inventory maintenance, credit extension, advertising, store administration and merchandise display. Training programs are conducted both at the Company's stores and at the Company's headquarters in Atlanta. Through the training process, management believes it has identified employees whose experience and training will qualify them to be store managers in all stores expected to be opened in the current fiscal year.

     Each month, the Company's headquarters staff produces a planning calendar which is distributed to each store. This calendar provides a day-by-day schedule of sales, promotional and training events for the month, and is supplemented by video and other aids to assist local store managers in training and motivating their employees. The Company believes that this planning calendar serves as an example of the Company's standardized operating system that will effectively support the operations of additional new stores.

     In addition to its formal operating policies and training program, management has instituted additional policies designed to enhance store management. For instance, each store maintains, and the Company distributes throughout its system, daily closing rates, which indicate the percentage of customers who entered the store on a given day purchasing merchandise. In addition, all store managers are required to regularly shop the stores of competitors in their area in order to keep abreast of current pricing, merchandising and promotional efforts.

  Distribution and Delivery

     Inventories are maintained in RDCs, from which merchandise is shipped to the appropriate store for delivery to the customer's home. Since fiscal 1988, the Company has closed four older, less efficient RDCs and consolidated its warehouse operations into the seven RDCs. This consolidation has resulted in lower operating and freight costs and reduced inventory requirements. The seven RDCs, which collectively have more than 600,000 square feet, have cantilever racking and computer-controlled inventory storage. The Company anticipates expanding the capacity of certain RDCs to support new store growth. The Company believes its RDCs and inventory control and point-of-sale information system will provide it the aggregate capacity to support planned store growth.

     Typically, each store is within 200 miles of one of the RDCs. Substantially all of the Company's merchandise is distributed to its stores through its RDCs. The Company operates a fleet of trucks which delivers merchandise from an RDC to each store several times each week. The Company believes the use of the RDCs and its inventory control system enable it to make available a broader selection of merchandise, to reduce inventory requirements at individual stores, to benefit from volume purchasing and to provide prompt delivery to customers.

     Deliveries to customers are made from the Company's stores by Company-operated trucks or, in certain markets, by independent contractors. In certain of its major metropolitan markets, the Company guarantees next-day delivery for all in-stock purchases and the Company believes that this program, and its prompt delivery for all stores, provides it with a competitive advantage.

  Credit Operations

     The Company offers its customers the option to purchase furniture using cash, the Rhodes credit card or other major nationally recognized credit cards. Approximately 66% of the Company's sales in the 11 months ended January 31, 1994 were made through the Rhodes credit card, which operates as a revolving charge account. The Company believes that it derives a competitive advantage from the convenience of its in-store credit application and approval procedures, under which applications are typically processed within minutes. All credit applications, sales and many payments on account are processed electronically through the Company's point-of-sale system. The terms for the Rhodes credit card purchases are flexible and on most purchases allow up to 44 months to pay. The Company also provides promotional credit plans to its customers in which no interest is charged on purchases made under the plan or in which monthly payments are deferred.

     On June 18, 1992, the Company completed the Receivables Sale. In the Receivables Sale, the Company sold to BNB all of its outstanding customer installment receivables (in the amount of approximately $174.0 million) and received approximately $170.0 million in cash. Under the related Merchant Agreement, the Company also contracted to sell to BNB all future receivables for three years following the Receivables Sale, and received approximately $4.3 million, net of a $0.5 million contingency deposit, in advances against future revenue to be earned by the Company under this arrangement. The Company derives income under the Merchant Agreement from commissions earned from BNB on certain credit transactions. The Merchant Agreement is subject to early termination by BNB in the event of a bankruptcy filing by or against Rhodes or upon 30 days notice in the event of a material change in any law or regulation or in the operation, assets, condition (financial or otherwise), business or ownership of Rhodes. After the initial three-year term, the Merchant Agreement remains in effect unless terminated by either party on 180 days notice. Upon termination of the Merchant Agreement, Rhodes may, at its option, repurchase the total portfolio of outstanding consumer installment receivables for 106% of the outstanding principal balances, including accrued interest, subject to certain rights of BNB to securitize and sell the portfolio. The Company believes that reduced administrative, bad debt and interest expenses have more than offset the finance charges that it would have earned on these receivables, and that it has benefited from the elimination of the interest rate and credit risks inherent in owning a large portfolio of consumer receivables. Management believes the transition to BNB was achieved with no disruption of service or credit availability to Rhodes' credit customers.

COMPETITION


     The retail home furnishings business is highly competitive and fragmented. The Company competes with a large number of independent furniture stores which operate in single markets, other regional and national furniture store chains, and various department stores and mass merchandisers. Based on statistics published by Furniture/Today in calendar 1992, the Company was the seventh largest specialty furniture retailer in North America; however, the 10 largest specialty furniture retailers accounted for less than 15% of industry sales in 1992. Some of the furniture store chains, department stores and mass merchandisers with which the Company competes have greater financial and other resources than the Company.


     The retail furniture industry competes primarily on the basis of quality, price and service. Each of the Company's stores offers a broad line of brand name merchandise, emphasizing good quality and an extensive selection. The Company employs an aggressive pricing policy, under which it guarantees to sell each item at the lowest advertised price in the market. Rhodes emphasizes superior service through in-store credit, prompt delivery of merchandise, professionally trained salespersons and convenient locations.

SERVICE MARKS


     The Company conducts its business under the names "Rhodes," "Crossroads" (in Kentucky and Missouri), "Marks-Fitzgerald" (in Birmingham, Alabama) and "Fowler's Furniture Center" (in Knoxville, Tennessee). The Company holds service marks for each of these names and believes that the names are well-recognized in their markets and of great value to the Company.


EMPLOYEES

     As of February 1, 1994, the Company employed 2,458 persons, including 2,191 in sales and store operations, 162 in its RDCs and 105 in its corporate office. The Company has never experienced a work stoppage due to labor difficulties. The Company is not a party to any collective bargaining agreements and considers its relations with employees to be good.

PROPERTIES

     The Company's stores are free-standing units or are located in shopping centers, and have display space ranging from approximately 15,000 square feet to approximately 78,000 square feet (with an average of approximately 30,000 square feet). As of February 1, 1994, the Company owned 14 of its stores and leased the remaining 64, of which nine were leased pursuant to sale/leaseback arrangements. See Notes 1 and 6 to Consolidated Financial Statements.

     Store leases have initial terms which will expire at various dates through 2008, with an average lease term, including renewal options, of approximately 12 years. The Company's leases generally provide for fixed monthly rentals, although some provide for fixed minimum rentals with a percentage rental based on sales.

     The following sets forth information, as of February 1, 1994, regarding the Company's 78 stores.

                                                          DISPLAY AREA
                            LOCATION                      (SQUARE FEET)     YEAR OPENED     OWNED/LEASED
        ------------------------------------------------  -------------     -----------     -------------
        ALABAMA:
          Birmingham
            Hoover......................................      30,856            1990           Leased
            5 Points....................................      17,044            1990           Leased
            Center Point................................      17,500            1990           Leased
            Eastwood....................................      23,322            1990           Leased
          Dothan........................................      24,447            1984           Leased
          Huntsville....................................      26,187            1986           Leased
          Mobile........................................      34,100            1970           Leased
          Montgomery....................................      32,652            1976           Leased
        FLORIDA:
          Bradenton.....................................      26,025            1987           Leased
          Charlotte Harbor..............................      29,504            1973           Leased
          Ft. Myers.....................................      33,144            1979           Leased
          Ft. Walton....................................      17,715            1981            Owned
          Gainesville...................................      26,668            1969           Leased
          Jacksonville
            Beach Blvd..................................      22,468            1974           Leased
            Normandy....................................      22,313            1974            Owned
            Orange Park.................................      29,800            1987           Leased
            Walgreen....................................      35,227            1972            Owned
          Miami
            163rd.......................................      21,251            1990           Leased
            Pembroke....................................      15,116            1983           Leased
            Red Road....................................      24,934            1986           Leased
          Naples........................................      17,635            1973           Leased
          Orlando
            Altamonte Springs...........................      34,790            1987           Leased
            E. Colonial.................................      25,385            1987           Leased
            W. Colonial.................................      34,790            1987           Leased
            Orange Blossom Trail........................      33,000            1986           Leased
            Ormand Beach................................      26,638            1993           Leased
          Panama City...................................      28,400            1965            Owned
          Pensacola.....................................      30,900            1974            Owned
          Tallahassee...................................      19,160            1966            Owned
          Venice........................................      28,963            1989           Leased
        GEORGIA:
          Albany........................................      23,496            1978           Leased
          Athens........................................      18,784            1983           Leased
          Atlanta
            Conyers.....................................      23,860            1986           Leased
            Doraville...................................      54,690            1984           Leased
            Marietta....................................      33,024            1984           Leased
            Hapeville...................................      30,477            1984           Leased
            Decatur.....................................      32,648            1985           Leased
            Union City..................................      22,601            1985           Leased
            Snellville..................................      30,463            1985           Leased
            Roswell.....................................      26,404            1987           Leased
            Douglasville................................      29,670            1990           Leased

                                                          DISPLAY AREA
                            LOCATION                      (SQUARE FEET)     YEAR OPENED     OWNED/LEASED
        ------------------------------------------------  -------------     -----------     -------------
          Augusta.......................................      31,066            1979           Leased
          Columbus......................................      24,072            1986           Leased
          Macon.........................................      28,304            1978           Leased
          Savannah......................................      31,544            1983           Leased
        ILLINOIS:
          Fairview Heights..............................      31,090            1987           Leased
        INDIANA:
          Clarksville...................................      29,819            1994           Leased
        KENTUCKY:
          Lexington.....................................      25,079            1986           Leased
          Louisville
            Durrett Lane................................      44,200            1972            Owned
            Shelbyville.................................      22,928            1980           Leased
        MISSISSIPPI:
          Gulfport......................................      31,460            1967            Owned
          Jackson
            Northview...................................      20,016            1966            Owned
            Lakeland....................................      20,100            1986           Leased
        MISSOURI:
          St. Louis
            Campus Parkway..............................      54,144            1971            Owned
            Union Road..................................      33,811            1979           Leased
            St. Peters..................................      37,500            1988           Leased
        NORTH CAROLINA:
          Asheville.....................................      21,073            1986           Leased
          Charlotte
            Independence................................      45,808            1978            Owned
            West Park...................................      32,000            1988           Leased
          Durham........................................      28,936            1970           Leased
          Fayetteville..................................      31,490            1984           Leased
          Greensboro....................................      29,220            1972           Leased
          Raleigh
            Glenwood....................................      38,258            1970           Leased
            Spring Forest...............................      28,302            1989           Leased
          Wilmington....................................      19,814            1977           Leased
          Winston Salem.................................      30,860            1984           Leased
        SOUTH CAROLINA:
          Charleston
            Highway 7...................................      45,086            1970            Owned
            N. Charleston...............................      31,824            1983           Leased
          Columbia
            Two Notch...................................      30,357            1977           Leased
            Rivermont...................................      28,086            1969           Leased
          Greenville....................................      37,742            1974           Leased
          Spartanburg...................................      27,200            1984           Leased
        TENNESSEE:
          Chattanooga...................................      57,991            1993           Leased
          Knoxville.....................................      78,210            1993           Leased
          Nashville
            Brentwood...................................      33,408            1989            Owned
            Madison.....................................      29,107            1989            Owned
            Rivergate...................................      27,510            1991           Leased
            White Bridge................................      20,870            1992           Leased

     The following sets forth information, as of February 1, 1994, regarding the Company's seven RDCs:

                                                      WAREHOUSE SPACE
                          LOCATION                     (SQUARE FEET)      YEAR OPENED     OWNED/LEASED
        --------------------------------------------  ---------------     ------------    -------------
        FLORIDA:
          Jacksonville..............................       75,218             1984            Owned
          Orlando...................................      102,960             1987           Leased
          Pensacola.................................       64,211          1974/1984      Owned/Leased(1)
        GEORGIA:
          Powder Springs............................      209,740             1985            Owned
        KENTUCKY:
          Louisville................................       53,995             1972            Owned
        MISSOURI:
          St. Louis.................................       87,984             1971            Owned
        NORTH CAROLINA:
          Greensboro................................       52,428             1981           Leased

- ---------------

    (1) Consists of two connected buildings. The first building was opened in 1974 and is leased by the Company. The second building was opened in 1984 and is owned by the Company.

     The Company's principal executive offices are located in a 29,505 square foot leased facility located in Atlanta, Georgia. The facility is leased by the Company pursuant to two leases, one of which extends to July 2005 and the other of which extends to May 2002 and which the Company has an option to extend for an additional 10 year term. Management believes that the Company has adequate expansion opportunities to accommodate its needs for the foreseeable future.

LITIGATION

     The Company is not a party to any litigation which, in the judgment of management, would have a material adverse effect on its operations or financial condition if adversely determined. However, due to the nature of the Company's business, it is from time to time a party to certain legal proceedings arising in the ordinary course of its business.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to each person who is an executive officer or director of the Company, as indicated below.

                   NAME                     AGE           POSITION WITH THE COMPANY
- ------------------------------------------  ---   ------------------------------------------
Holcombe T. Green, Jr.....................  54    Director, Chairman of the Board
Irwin L. Lowenstein.......................  58    Director, President and Chief Executive
                                                  Officer
Don L. Chapman............................  54    Director
James R. Kuse.............................  63    Director
James V. Napier...........................  57    Director
Joel T. Lanham............................  38    Executive Vice President, Operations
Joel H. Dugan.............................  55    Senior Vice President, Finance and
                                                    Administration
Jack A. Hurst.............................  61    Senior Vice President, Training & Human
                                                    Resources
Don M. Parker.............................  50    Senior Vice President, Merchandising and
                                                    Advertising
Michael Beindorff.........................  42    Senior Vice President, Marketing
Barbara W. Snow...........................  36    Corporate Controller

     Holcombe T. Green, Jr. has been Chairman of the Board of the Company since 1988. Mr. Green has been the principal of Green Capital, a holding company, since its organization in January 1988 and prior to that time was a senior partner at Hansell & Post. Mr. Green currently is Chairman of the Board of HBO & Company, a provider of hospital information systems, and Chairman of the Board and Chief Executive Officer of WestPoint Stevens Inc., a textile manufacturer, and a director of Georgia Gulf Corporation, a chemical manufacturer.

     Irwin L. Lowenstein joined the Company in 1972 and has served as President, Chief Operating Officer and Director of the Company since 1977. Effective in 1989, Mr. Lowenstein was elected Chief Executive Officer of the Company.

     Don L. Chapman has been a Director of the Company since December 1992. Mr. Chapman has been Chief Executive Officer of Opti-World Inc., an optical products retailer, since 1983. Mr. Chapman is Principal and Chief Executive Officer of Tug Manufacturing Corp., an airline ground support equipment manufacturer, a position he has held since 1977. Mr. Chapman is a director of Superior Teletec Inc., a wire and cable manufacturer, Sheffield Funds, Inc., a bond and stock fund, and Longhorn Steaks, Inc., a restaurant chain.

     James R. Kuse has been a Director of the Company since 1988. Mr. Kuse has been Chairman of Georgia Gulf Corporation since January 1985. Georgia Gulf Corporation was formed to acquire the chemicals division of Georgia-Pacific Corporation in 1984. Mr. Kuse owns limited partnership interests of 13.33% and 20% in Green Capital and RHD Investors, respectively.

     James V. Napier has been a Director of the Company since 1992. Mr. Napier has been Chairman of the Board of Directors of Scientific-Atlanta, Inc., an electronic products company, since December 1992. Mr. Napier served as Chairman and President of Commercial Telephone Group, Inc., a designer of telephone products, from July 1988 to December 1992 and was a private investor and consultant from April 1986 to July 1988. Mr. Napier is a director of Centex Telecommunications, Inc., a telecommunications management service company, Engelhard Corporation, a manufacturer of specialty chemical and metallurgical products, HBO & Company, Intelligent Systems Company, a manufacturer of computer accessories, and Vulcan Materials Company, a producer of chemicals and construction materials from scrap metal.

     Joel T. Lanham joined the Company in 1976. For the past five years he has served as Regional Vice President and Senior Vice President before being promoted to his current position as Executive Vice President, Operations in 1991. He is a director of the National Home Furnishings Association.

     Joel H. Dugan joined the Company in 1985. Mr. Dugan, a certified public accountant formerly with Price Waterhouse, was elected Vice President, Accounting and Information Services in 1985 and Senior Vice President, Finance and Administration in 1988.

     Jack A. Hurst joined the Company in 1957 and has served as Senior Vice President, Training & Human Resources since 1986.

     Don M. Parker joined the Company in 1987 as the Regional Manager for the Atlanta area stores, and served in that capacity until being named Senior Vice President of Merchandising and Advertising in May 1993. Prior to joining the Company, Mr. Parker served as General Manager for Maxwell Furniture, a furniture retailer.

     Michael A. Beindorff joined the Company as Senior Vice President, Marketing in 1993. Prior to joining Rhodes, Mr. Beindorff spent fourteen years with The Coca-Cola Company in various marketing roles, serving most recently as Vice President of Marketing for Coca-Cola USA and Director of Global Advertising.

     Barbara W. Snow joined the Company in 1981 and has served as Corporate Controller since 1988. Ms. Snow, a certified public accountant, served in the capacity of Accounting Manager prior to being promoted to Corporate Controller.

     All executive officers of the Company are elected by the Board of Directors and serve for a one-year term and until their successors have been elected and qualified.

     The Board of Directors has established an Audit Committee, which is currently composed of Messrs. Kuse and Napier. The Audit Committee is responsible for recommending independent auditors, reviewing with the independent auditors the scope and results of the audit engagement, monitoring the Company's financial policies, activities of the Company's internal audit department and control procedures and reviewing and monitoring the provision of non-audit services by the Company's auditors.

     The Board of Directors has also established a committee to establish compensation for Company executives and administer the Company's 1991 Stock Option Plan, which committee is currently composed of Messrs. Green, Chapman and Kuse. See "Stock Option Plans -- 1991 Stock Option Plan."

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

     In June 1993, the Company consummated the Recapitalization, pursuant to which the Company issued 2,859,115 shares of Common Stock to Green Capital, an affiliate of Holcombe T. Green, Jr., in exchange for outstanding indebtedness of the Company to Green Capital having an accreted value of $34.3 million. The Company also issued 1,221,666 shares of Common Stock to Green Capital in exchange for preferred stock of the Company with a stated value of $10.0 million and accrued and unpaid dividends aggregating $4.7 million. In addition, Green Capital purchased 250,000 shares in the public offering which was part of the Recapitalization.

     Green Capital has maintained an unsecured line of credit for the Company of up to $10.0 million for working capital purposes, and has advanced funds to the Company from time to time to meet short-term cash needs. Interest is payable monthly at a floating interest rate equal to the prime rate plus 2%. The maximum amount outstanding in the period beginning March 1, 1990 and ending November 30, 1993 was $9.9 million and total interest paid to Green Capital during such period was $750,000. The line of credit was terminated upon execution by the Company of the Revolving Credit Agreement on February 24, 1994.

     In December 1993 and January and February 1994, the Company had outstanding advances to Green Capital in varying amounts, with the largest principal amount outstanding at any time being

$3.0 million. Interest accrued on outstanding principal at a rate of 8% per annum, and total interest paid by Green Capital to the Company for these advances was approximately $22,000. No advances were outstanding as of the date of this Prospectus.

     On June 28, 1990, the Company entered into a $40.0 million secured term loan with Jackson National Life Insurance Company ("Jackson National"), secured by all real estate and certain other personal property of the Company, excluding inventories. Interest accrued on the outstanding principal at a rate of 12% per annum. At the time of the loan, Jackson National owned more than 5% of the common stock of RHD Holdings Corp., the parent of the Company, and $35.0 million of the $40.0 million outstanding 15% Senior Subordinated Notes due September 20, 1998 of the Company (the "15% Notes"). In connection with the Recapitalization, the 12% Secured Term Loan and 15% Notes were repaid and Jackson National and the other holders of the 15% Notes consented to the prepayment of the 15% Notes in consideration of $2.6 million of prepayment penalties, $2.3 million of which was paid to Jackson National. Jackson National will be a Selling Shareholder in this Offering. See "Selling Shareholders."

     On May 15, 1990, Green Capital purchased from the Company $6.0 million in Class A Preferred Stock. Green Capital purchased another $4.0 million in Class A Preferred Stock on June 28, 1990. The Class A Preferred Stock was entitled to cumulative dividends of 15% per annum payable semiannually and all such preferred stock was repurchased by the Company in the Recapitalization.

     Pursuant to an agreement dated November 15, 1991 between the Company and Bankers Fidelity, an affiliate of Atlantic American Corporation, Bankers Fidelity exchanged 17% Junior Discount Subordinated Debentures due 2000 (the "17% Debentures") owned by it having an aggregate stated face amount of $10.2 million for an aggregate of 485,398 newly issued shares of Common Stock (an exchange rate of 47.7613 shares of Common Stock for each $1,000 stated face amount of 17% Debentures). On November 18, 1991, Green Capital acquired all such shares of Common Stock from Bankers Fidelity for a purchase price of $3.0 million, thereby increasing the beneficial ownership by Holcombe T. Green, Jr. and Green Capital of the outstanding Common Stock of the Company at that time to 80.2% and 56.6%, respectively. During June and July 1992, Green Capital purchased from Atlantic American Corporation and affiliates 17% Debentures having an aggregate face value of $20.1 million for an aggregate purchase price of $6.0 million. Immediately following this transaction, Green Capital held 78.1% of the outstanding 17% Debentures having an accreted value of $34.3 million at June 17, 1993 all of which were exchanged in the Recapitalization.

     Rhodes Financial and GFSC, which is a wholly owned subsidiary of Green Capital, entered into a Continuing Accounts Purchase and Collection Services Agreement effective as of January 15, 1990 pursuant to which GFSC agreed to purchase, without recourse, certain accounts receivable of Rhodes Financial that had been written off. The purchase price for such receivables was an amount determined by the parties to be estimated realizable value of the purchased accounts. Rhodes Financial performed billing and collection services with respect to the purchased accounts. In connection with the Receivables Sale, the remaining uncollected receivables were repurchased by the Company for $235,000 and the Agreement was terminated effective June 10, 1992. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Results of Operations."

     On June 26, 1992, Rhodes redeemed an industrial revenue bond with an interest rate of 9% (the "Bond"), which had an outstanding principal amount of $2.1 million. Green Capital owned a participation in the Bond and received the aggregate amount of $987,905 ($945,637 of which represented principal and $42,268 of which represented accrued and unpaid interest) in connection with the redemption of the Bond. Green Capital had acquired its participation in the Bond in September 1991 in satisfaction of an obligation of Rhodes to effect a partial redemption of the Bond from the original holder thereof.

     Effective July 31, 1992, William C. Morris, Senior Vice President, Marketing and Merchandising for the Company, voluntarily resigned as an officer of the Company. The Company and Mr. Morris entered into a Separation Agreement, dated September 21, 1992. Pursuant to the terms of the Separation Agreement, the Company paid Mr. Morris a severance bonus of approximately $94,000, Mr. Morris allowed options he owned to purchase approximately 6,070 shares of Common Stock to lapse, and the Company and Mr. Morris entered into mutual releases.

     For the period from July 1990 through the date of the Recapitalization, the Company had paid RHD Investors a monthly fee of $33,333 for management services, including financial and strategic planning. Prior to July 1990, the monthly management fee was $20,833. Although Holcombe T. Green, Jr., who through affiliates controls RHD Investors, personally devotes substantial efforts on the Company's behalf in his capacity as Chairman of the Board of the Company, Mr. Green receives no directors' fees or other compensation from the Company. Payment of the monthly management fee terminated effective upon consummation of the Recapitalization.

     On March 28, 1990, East Tower Fund, Inc. ("East Tower Fund"), a subsidiary of Green Capital, offered to buy up to $20.0 million stated face amount of the 17% Debentures at a price of $250 per $1,000 of stated face amount. Holders of the 17% Debentures tendered $12.0 million in stated face amount under the offer, which was completed on April 24, 1990. On September 17, 1990, East Tower Fund offered to buy up to $10.0 million stated face amount of the 17% Debentures on the same terms as the March 1990 offer. Holders of the 17% Debentures tendered $11.0 million in stated face amount under this offer, which was completed on October 16, 1990. On August 29, 1990, East Tower Fund completed the acquisition from Goldman, Sachs & Co. and affiliated entities of a total of 1.5 million shares of common stock of RHD Holdings for an aggregate purchase price of $3.8 million. East Tower Fund was liquidated on February 28, 1991, and all 17% Debentures and the shares of common stock of RHD Holdings (which were converted into shares of Common Stock in the 1991 Merger) formerly held by East Tower Fund were transferred directly to Green Capital. The 17% Debentures have since been exchanged.

                              SELLING SHAREHOLDERS

     The following table sets forth, as of the date of this Prospectus, the number and percentage of shares of Common Stock beneficially owned by each Selling Shareholder, on an actual basis and an as-adjusted basis after giving effect to the Offering, and the number of shares of Common Stock being sold by each such Selling Shareholder in the Offering. Unless otherwise indicated in a footnote, each person possesses sole voting and investment power with respect to the shares indicated as beneficially owned.

                                         SHARES OF COMMON                       SHARES OF COMMON
                                        STOCK BENEFICIALLY                     STOCK BENEFICIALLY
                                        OWNED PRIOR TO THE      NUMBER OF       OWNED AFTER THE
                                             OFFERING            SHARES             OFFERING
                                       --------------------       BEING       --------------------
       SELLING SHAREHOLDERS(1)          NUMBER      PERCENT       SOLD         NUMBER      PERCENT
- -------------------------------------  ---------    -------     ---------     ---------    -------
RHD Capital Investors, L.P...........    240,494       2.5%       240,494             0        0%
                                                                                   2,91
WPS Investors, L.P...................  4,912,679(2)   50.2%     2,000,000(3)      2,679     29.8%
Jackson National Life Insurance
  Co.................................    248,880       2.5%       248,880             0        0%

- ---------------

(1) Holcombe T. Green, Jr., Chairman of the Board of Directors of the Company, controls RHD Investors and WPS Investors.
(2) These shares were transferred to WPS Investors by Green Capital in a series of transactions in February 1994.
(3) WPS Investors has granted to the Underwriters an over-allotment option to purchase up to an additional 225,000 shares of Common Stock. If such over-allotment option is exercised in full, after the offering WPS Investors will own approximately 27.5% of the outstanding shares of Common Stock. See "Underwriting."

                        SHARES ELIGIBLE FOR FUTURE SALE


     Of the 9,778,933 outstanding shares of Common Stock, 6,656,374 shares (or 6,881,374 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act by persons other than "affiliates" of the Company after the Offering. The remaining shares of Common Stock are deemed "restricted securities" as defined in Rule 144 under the Securities Act and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including exemptions provided by Rule 144 under the Securities Act.


     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including affiliates of the Company, who has beneficially owned "restricted securities" for at least two years may sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the outstanding shares of Common Stock or the reported average weekly trading volume of the Common Stock on all national securities exchanges during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. A person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned "restricted securities" for at least three years, may sell such shares under Rule 144 without regard to the volume limitations, manner of sale provisions or notice requirements. Sales of "restricted securities" by affiliates, even after a three-year holding period, must continue to be made in broker's transactions subject to the volume limitations described above. The foregoing summary of Rule 144 is not intended to be a complete description of that rule.


     The Company has reserved 700,000 shares of Common Stock for issuance pursuant to its 1991 Stock Option Plan, of which options to acquire 637,500 shares of Common Stock are outstanding. Options to purchase an additional 15,000 shares of Common Stock have been granted to certain directors of the Company. The Company intends to file a registration statement under the Securities Act to register the Common Stock that may be issued upon exercise of options, including options previously outstanding. Shares issued upon exercise of stock options after the effective date of any registration statement covering such shares generally may be sold immediately in the public market.


     No prediction can be made as to the effect, if any, that future sales, or the availability of shares of Common Stock for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices.

     The Company and the holders of 30.7% of the outstanding shares of Common Stock, including WPS Investors, have agreed that, without the prior written consent of Salomon Brothers Inc and Kidder, Peabody & Co. Incorporated, they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock for a period of 180 days after the date of this Prospectus, other than the shares of Common Stock offered hereby and the issuance by the Company of shares of Common Stock pursuant to employee stock options and the grant of options under the 1991 Stock Option Plan (which will not become exercisable within such 180-day period). See "Underwriting."

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the entities named below (the "Underwriters"), and each of the Underwriters, for whom Salomon Brothers Inc and Kidder, Peabody & Co. Incorporated are acting as representatives (the "Representatives"), has severally agreed to purchase from the Selling Shareholders the respective number of shares of Common Stock set forth opposite its name below:

                                                                               NUMBER OF
                                                                              SHARES TO BE
                                  UNDERWRITERS                                 PURCHASED
    ------------------------------------------------------------------------  ------------
    Salomon Brothers Inc....................................................
    Kidder, Peabody & Co. Incorporated......................................
                                                                              ------------
              Total.........................................................    2,489,374
                                                                              ------------
                                                                              ------------

     In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all 2,489,374 shares of Common Stock offered hereby (other than the shares of Common Stock covered by the over-allotment option described below) if any such shares are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated. The Selling Shareholders have been advised by the Representatives that the several Underwriters propose initially to offer such shares of Common Stock to the public at the Price to Public set forth on the cover of this Prospectus, and to certain dealers at such price less a concession
not in excess of $     per share. The Underwriters may allow and such dealers
may reallow a concession not in excess of $     per share to other dealers.
After the initial public offering, the public offering price and such concessions may be changed.

     One of the Selling Shareholders, WPS Investors, has granted to the Underwriters an option to purchase up to an additional 225,000 shares of Common Stock at the Price to Public set forth on the cover of this Prospectus, less underwriting discount. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the Offering. The option may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment.

     The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.


     An affiliate of Kidder, Peabody & Co. Incorporated owns a 15% limited partnership interest in RHD Investors and, indirectly, an approximate 8.9% limited partnership interest in WPS Investors. Salomon Brothers Inc has from time to time provided margin loans on customary terms and financial consulting and advisory services to Holcombe T. Green, Jr., RHD Investors and WPS Investors.


     In connection with this Offering, certain Underwriters and selling group members who are qualifying registered market makers on The Nasdaq Stock Market may engage in passive market making transactions in the common stock on The Nasdaq Stock Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), during the two business day period before commencement of offers or sales of the Common Stock in this offering. Passive market making transactions must comply with certain volume and price limitations and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security, and if all independent bids are lowered below the passive market maker's bid, then such bid must be lowered when certain purchase limits are exceeded.

     The Company and the holders of 30.7% of the outstanding shares of Common Stock, including WPS Investors, have agreed that, without the prior written consent of the Representatives, they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock for a period of 180 days after the date of this Prospectus, other than the shares of Common Stock offered hereby and the issuance by the Company of shares of Common Stock pursuant to employee stock options and the grant of options under the 1991 Stock Option Plan (which will not become exercisable within such 180-day period). See "Shares Eligible for Future Sale."

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered by the Company hereby will be passed upon for the Company by King & Spalding, Atlanta, Georgia. Certain legal matters will be passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The historical financial statements and schedules as of February 29, 1992 and February 28, 1993 and for the three years ended February 28, 1993 included or incorporated by reference in this Prospectus and the historical statement of operations data for the periods ended September 20, 1988, February 28, 1989, 1990 and 1991, February, 29, 1992 and February 28, 1993 and the historical balance sheet data as of September 20, 1988, February 28, 1989, 1990 and 1991, February 29, 1992 and February 28, 1993 contained in the selected consolidated financial data have been audited and the pro forma statement of operations for the year ended February 28, 1993 has been reviewed by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are included or incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the Securities and Exchange Commission (the

"Commission"). Such reports and other information filed with the Commission, as well as the Registration Statement relating to the Common Stock offered hereby, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located in Chicago (Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661) and in New York (13th Floor, Seven World Trade Center, New York, New York 10048). Copies of such material can also be obtained by mail from the Public Reference Section of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     This Prospectus does not contain all the information set forth in the Registration Statement (the "Registration Statement") filed with the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto, copies of which are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission or may be examined without charge at the offices of the Commission.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents have been previously filed by the Company with the Commission and are hereby incorporated by reference in this Prospectus as of their respective dates: (a) Annual Report on Form 10-K for the year ended February 29, 1993; (b) Quarterly Reports on Form 10-Q for the quarters ended May 31, 1993, August 31, 1993 and November 30, 1993; and (c) the description of the Company's Common Stock contained in the Form 8-A Registration Statement filed under the Exchange Act (File No. 0-8966).

     Additionally, all documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to the Secretary, Rhodes, Inc., 4370 Peachtree Road, Atlanta, Georgia 30319. Telephone requests may be directed to (404) 264-4600.

                         RHODES, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       ----
       Rhodes, Inc. and Subsidiaries --
          Consolidated Financial Statements:
       Report of independent public accountants......................................   F-2
       Consolidated balance sheets as of February 29, 1992 and February 28, 1993.....   F-3
       Consolidated statements of operations for the years ended February 28, 1991,
        February 29, 1992 and February 28, 1993......................................   F-4
       Consolidated statements of shareholders' equity for the years ended February
        28, 1991, February 29, 1992 and February 28, 1993............................   F-5
       Consolidated statements of cash flows for the years ended February 28, 1991,
        February 29, 1992 and February 28, 1993......................................   F-6
       Notes to consolidated financial statements for the years ended February 28,
        1991, February 29, 1992 and February 28, 1993................................   F-7
       Condensed Consolidated Financial Statements:
       Condensed Consolidated Balance Sheets -- February 28, 1993 and November 30,
        1993 (unaudited).............................................................  F-24
       Condensed Consolidated Statements of Operations and Accumulated Deficit -- For
        the Nine Months Ended November 30, 1992 and 1993 (unaudited).................  F-25
       Condensed Consolidated Statements of Cash Flows -- For the Nine Months Ended
        November 30, 1992 and 1993 (unaudited).......................................  F-26
       Notes to Condensed Consolidated Financial Statements (unaudited)..............  F-27

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND
THE SHAREHOLDERS OF RHODES, INC.

     We have audited the accompanying consolidated balance sheets of Rhodes, Inc. (a Georgia corporation) and subsidiaries as of February 29, 1992 and February 28, 1993 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended February 28, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rhodes, Inc. and subsidiaries as of February 29, 1992 and February 28, 1993, the results of their operations and their cash flows for each of the three years in the period ended February 28, 1993 in conformity with generally accepted accounting principles.

     As more fully discussed in Note 2 to the financial statements, effective March 1, 1991 the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes".

     We have also audited, in accordance with generally accepted auditing standards, the balance sheets as of February 28, 1989, 1990 and 1991, and the related statements of operations, shareholders' equity and cash flows for each of the two years in the period ended February 28, 1990 (none of which are presented herein), and have expressed an unqualified opinion on those financial statements. In our opinion, the statement of operations data and the balance data set forth in the selected financial data for each of the five years in the period ending February 28, 1993, appearing on page 10, is fairly stated in all material respects in relation to the financial statements from which they have been derived.

                                          ARTHUR ANDERSEN & CO.

Atlanta, Georgia
April 14, 1993 (except with respect to
  the matter discussed in the first
  paragraph of Note 11 as to which the
  date is May 17, 1993).

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                                                     FEBRUARY
                                                                                                 FEBRUARY 29,           28,
                                                                                                     1992              1993
                                                                                                 ------------       -----------
                                                            ASSETS
CURRENT ASSETS:
  Cash........................................................................................     $    137          $     158
  Accounts receivable and installment receivables, including amounts due after one year, less
    allowance for credit losses of $8,400 at February 29, 1992 (see Note 1)...................      172,218              2,222
  Inventories at LIFO cost....................................................................       38,485             37,326
  Prepaid expenses and other..................................................................        3,322              4,843
                                                                                                 ------------       -----------
        Total Current Assets..................................................................      214,162             44,549
PROPERTY AND EQUIPMENT, at cost, less accumulated depreciation and amortization of $20,063 at
  February 29, 1992 and $25,210 at February 28, 1993..........................................       49,409             46,845
                                                                                                 ------------       -----------
CAPITALIZED REAL ESTATE LEASES, at cost, less accumulated amortization of $2,609 at February
  29, 1992 and $3,367 at February 28, 1993....................................................        9,335              8,577
                                                                                                 ------------       -----------
INTANGIBLE ASSETS, net
  Goodwill....................................................................................       65,712             63,914
  Favorable leases............................................................................        7,039              5,888
  Other intangibles...........................................................................        2,932              2,331
                                                                                                 ------------       -----------
        Total Intangible Assets...............................................................       75,683             72,133
                                                                                                 ------------       -----------
OTHER ASSETS..................................................................................          563                992
                                                                                                 ------------       -----------
        TOTAL ASSETS..........................................................................     $349,152          $ 173,096
                                                                                                 ------------       -----------
                                                                                                 ------------       -----------
                                             LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Commercial paper............................................................................     $146,750          $      --
  Notes and loans payable.....................................................................       24,203              7,447
  Current maturities of long-term debt and capital lease obligations..........................        5,581              5,041
  Accounts payable............................................................................       19,864             19,279
  Accrued sales tax...........................................................................        5,232                249
  Accrued interest............................................................................        3,450              3,058
  Accrued liabilities.........................................................................       13,726             13,583
  Deferred income.............................................................................        4,797              8,309
  Current portion deferred gain -- sale/leasebacks............................................          318                318
  Current income taxes payable................................................................           --                 --
                                                                                                 ------------       -----------
        Total Current Liabilities.............................................................      223,921             57,284
                                                                                                 ------------       -----------
DEFERRED INCOME TAXES.........................................................................        4,356              3,101
                                                                                                 ------------       -----------
LONG-TERM DEBT, less current maturities.......................................................      115,955            118,171
                                                                                                 ------------       -----------
OBLIGATIONS UNDER CAPITAL LEASES..............................................................       15,332             15,047
                                                                                                 ------------       -----------
DEFERRED GAIN -- SALE/LEASEBACKS..............................................................        3,661              3,343
                                                                                                 ------------       -----------
COMMITMENTS AND CONTINGENCIES (Note 5)
SHAREHOLDERS' EQUITY:
  Class A Preferred Stock, cumulative dividends, no par value, 1 share authorized and issued
    at February 29, 1992 and February 28, 1993,...............................................       10,000             14,181
  Common Stock, no par value, 10,000 shares authorized, 1,467 and 1,476 shares issued and
    outstanding at February 29, 1992 and February 28, 1993....................................           --                 --
  Paid-in Capital.............................................................................       16,614             12,487
  Accumulated deficit.........................................................................      (40,687)           (50,518)
                                                                                                 ------------       -----------
        Total Shareholders' Equity (Deficit)..................................................      (14,073)           (23,850)
                                                                                                 ------------       -----------
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY............................................     $349,152          $ 173,096
                                                                                                 ------------       -----------
                                                                                                 ------------       -----------

   The accompanying notes are an integral part of these consolidated balance sheets.

                         RHODES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                         YEAR ENDED
                                                       ----------------------------------------------
                                                       FEBRUARY 28,     FEBRUARY 29,     FEBRUARY 28,
                                                           1991             1992             1993
                                                       ------------     ------------     ------------
NET SALES............................................    $256,594         $265,924         $286,527
COST OF GOODS SOLD...................................     135,473          139,876          150,344
                                                       ------------     ------------     ------------
GROSS PROFIT.........................................     121,121          126,048          136,183
                                                       ------------     ------------     ------------
FINANCE CHARGES AND INSURANCE COMMISSIONS............      37,816           37,725           13,853
                                                       ------------     ------------     ------------
OPERATING EXPENSES:
  Selling............................................      38,347           40,665           47,793
  General and administrative.........................      80,624           86,781           81,432
  Provision for credit losses, net of $1,001 of
     recoveries in 1992 through sale of written-off
     accounts to an affiliate (Note 9)...............      12,958            7,413            4,803
  Amortization of intangibles........................       2,700            3,433            3,253
  Nonrecurring item (Note 10)........................       5,000               --               --
  Other expense (income), net........................         236              868             (575)
                                                       ------------     ------------     ------------
                                                          139,865          139,160          136,706
                                                       ------------     ------------     ------------
OPERATING INCOME.....................................      19,072           24,613           13,330
  Nonrecurring item (Note 10)........................          --            1,162               --
  Interest expense, net..............................      36,856           33,920           24,306
                                                       ------------     ------------     ------------
LOSS BEFORE INCOME TAXES AND CHANGE IN ACCOUNTING FOR
  INCOME TAXES.......................................     (17,784)         (10,469)         (10,976)
BENEFIT FOR INCOME TAXES.............................      (4,253)          (1,234)          (1,145)
                                                       ------------     ------------     ------------
NET LOSS BEFORE CHANGE IN ACCOUNTING FOR INCOME
  TAXES..............................................     (13,531)          (9,235)          (9,831)
CUMULATIVE EFFECT ON PRIOR YEARS OF CHANGE IN
  ACCOUNTING FOR INCOME TAXES (Note 2)...............          --             (719)              --
                                                       ------------     ------------     ------------
NET LOSS.............................................    $(13,531)        $ (9,954)        $ (9,831)
                                                       ------------     ------------     ------------
                                                       ------------     ------------     ------------
NET LOSS PER COMMON SHARE (Note 1)...................    $ (13.77)        $  (8.85)        $  (6.68)
PRO FORMA NET LOSS PER COMMON SHARE (Note 1).........    $     --         $     --         $  (1.28)
                                                       ------------     ------------     ------------
                                                       ------------     ------------     ------------

 The accompanying notes are an integral part of these consolidated statements.

                         RHODES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                      CLASS A
                                  PREFERRED STOCK,                                              TOTAL
                                     CUMULATIVE         COMMON                              SHAREHOLDERS'
                                     DIVIDENDS,         STOCK,      PAID-IN   ACCUMULATED      EQUITY
                                    NO PAR VALUE     NO PAR VALUE   CAPITAL     DEFICIT       (DEFICIT)
                                  ----------------   ------------   -------   -----------   -------------
BALANCE, February 28, 1990......      $     --         $     --     $10,969    $ (17,202)     $  (6,233)
  Net loss......................            --               --          --      (13,531)       (13,531)
  Issuance of Class A Preferred
     stock, cumulative
     dividends..................        10,000               --          --           --         10,000
                                  ----------------   ------------   -------   -----------   -------------
BALANCE, February 28, 1991......        10,000               --      10,969      (30,733)        (9,764)
  Net loss......................            --               --          --       (9,954)        (9,954)
  Issuance of common stock, net
     of issuance expenses (Note
     9).........................            --               --       5,645           --          5,645
                                  ----------------   ------------   -------   -----------   -------------
BALANCE, February 29, 1992......        10,000               --      16,614      (40,687)       (14,073)
  Net loss......................            --               --          --       (9,831)        (9,831)
  Accrual of cumulative
     dividends on Series A
     Preferred Stock (Note
     11)........................         4,181               --      (4,181)          --             --
  Issuance of common stock, from
     exercise of stock
     options....................            --               --          54           --             54
                                  ----------------   ------------   -------   -----------   -------------
BALANCE, February 28, 1993......      $ 14,181         $     --     $12,487    $ (50,518)     $ (23,850)
                                  ----------------   ------------   -------   -----------   -------------
                                  ----------------   ------------   -------   -----------   -------------


 The accompanying notes are an integral part of these consolidated statements.

                         RHODES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                           YEAR ENDED      YEAR ENDED     YEAR ENDED
                                                                          FEBRUARY 28,    FEBRUARY 29,   FEBRUARY 28,
                                                                              1991            1992           1993
                                                                          ------------    ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.............................................................     $(13,531)       $ (9,954)     $   (9,831)
Adjustments to reconcile net loss to net cash provided by (used in)
  operating activities:
    Depreciation and amortization......................................        6,497           6,588           6,464
    Change in deferred income taxes....................................         (435)         (1,234)         (1,145)
    Amortization of intangibles........................................        2,700           3,433           3,253
    Noncash interest expense...........................................        5,756           6,257           6,653
    Cumulative effect of change in accounting for
      income taxes.....................................................           --             719              --
    Amortization of gain-sale/leasebacks...............................         (317)           (318)           (318)
    Write-off of intangible assets.....................................          253              --             297
    Changes in current assets and liabilities:
      Receivables, net.................................................          562           1,646         169,996
      Inventories......................................................        3,211             668           1,159
      Prepaid expenses and other.......................................           88             900          (1,521)
      Accounts payable and accrued liabilities.........................       (2,993)          1,419          (6,213)
      Deferred income on warranties and undelivered sales..............         (191)          1,502           3,512
      Deferred income taxes............................................       (2,997)             --              --
                                                                          ------------    ------------   ------------
        Net cash provided by (used in) operating activities............       (1,397)         11,626         172,306
                                                                          ------------    ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Retirements of property and equipment, net...........................           17           1,034             327
  Additions to property and equipment..................................       (2,589)         (2,769)         (3,405)
  Additions to intangible assets.......................................         (986)             --              --
  Decrease (increase) in other assets..................................       (2,278)            271            (493)
  Decrease in obligations under capital leases.........................         (420)           (301)           (256)
                                                                          ------------    ------------   ------------
        Net cash used in investing activities..........................       (6,256)         (1,765)         (3,827)
                                                                          ------------    ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of short-term debt, net....................................      (18,736)         (9,076)       (163,506)
  Repayment of long-term debt..........................................      (25,643)           (519)         (5,006)
  Expenditures paid in stock for debt exchange.........................           --            (269)             --
  Proceeds from issuance of long-term debt.............................       40,000              --              --
  Proceeds from the issuance of Common Stock...........................           --              --              54
  Proceeds from issuance of Class A Preferred Stock, cumulative
    dividends..........................................................       10,000              --              --
                                                                          ------------    ------------   ------------
        Net cash provided by (used in) financing activities............        5,621          (9,864)       (168,458)
                                                                          ------------    ------------   ------------
INCREASE (DECREASE) IN CASH............................................       (2,032)             (3)             21
CASH AT BEGINNING OF YEAR..............................................        2,172             140             137
                                                                          ------------    ------------   ------------
CASH AT END OF YEAR....................................................     $    140        $    137      $      158
                                                                          ------------    ------------   ------------
                                                                          ------------    ------------   ------------
SUPPLEMENTAL DISCLOSURE OF CASH PAID FOR:
  Interest.............................................................     $ 31,100        $ 27,663      $   17,652
                                                                          ------------    ------------   ------------
                                                                          ------------    ------------   ------------
  Income taxes.........................................................     $  1,846        $    154      $      105
                                                                          ------------    ------------   ------------
                                                                          ------------    ------------   ------------
SUPPLEMENTAL DISCLOSURE OF NONCASH TRANSACTIONS:
  Issuance of Common Stock in stock for debt exchange, net of issuance
    expenses...........................................................     $     --        $  5,645      $       --
                                                                          ------------    ------------   ------------
                                                                          ------------    ------------   ------------
Reduction of long-term debt in stock for debt exchange.................     $     --        $  5,915      $       --
                                                                          ------------    ------------   ------------
                                                                          ------------    ------------   ------------

 The accompanying notes are an integral part of these consolidated statements.

                         RHODES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FEBRUARY 28, 1991, FEBRUARY 29, 1992 AND FEBRUARY 28, 1993

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

  Introduction

     On September 20, 1988, Rhodes Acquisition Corp., a wholly owned subsidiary of RHD Holdings Corp. ("RHD Holdings" or "RHD"), was merged with and into Rhodes, Inc. ("Rhodes" or the "Company"), in which merger ("1988 Merger") Rhodes was the surviving corporation. As a result of the 1988 Merger, Rhodes became a wholly owned subsidiary of RHD Holdings.

     For financial statement purposes, the 1988 Merger was accounted for by the purchase method of accounting effective September 21, 1988. The consolidated financial statements herein include the accounts of the Company and its subsidiaries after adjustment as of September 21, 1988 of certain assets and liabilities to their estimated fair values based on management's estimates, certain appraisals and other data and after reflecting the costs of the 1988 Merger.

  The 1991 Merger

     Upon approval by the board of directors of the Company and RHD Holdings on June 11, 1991, the Company and RHD Holdings entered into an Agreement and Plan of Merger, which provided for the merger of RHD Holdings with and into the Company (the "1991 Merger"). Rhodes was the surviving corporation in the 1991 Merger.

     Pursuant to the 1991 Merger, each outstanding share of common stock of the Company was canceled and eight shares of common stock of RHD Holdings outstanding immediately prior to the 1991 Merger was converted into the right to receive one newly issued share of common stock, without par value, of the Company ("Common Stock"). Further, each option to purchase common stock of RHD Holdings outstanding immediately prior to the 1991 Merger was assumed by the Company and converted into the right to purchase one share of Common Stock of the Company for each eight shares of common stock of RHD Holdings (rounded to the next whole share). The 1991 Merger was accounted for by combining the merged entities' accounts at their historical cost in a manner similar to a pooling of interests. The Company's historical financial statements have been restated accordingly. The effects of this restatement were not material.

  Sale of Installment Receivables Portfolio

     On May 15, 1992, Rhodes and its wholly owned subsidiary, Rhodes Financial Services Corp. ("Rhodes Financial"), entered into a definitive agreement with Beneficial National Bank USA ("BNB") to sell to BNB all outstanding customer installment receivables in the approximate amount of $174,000,000 (the "Sale"). The Sale was completed on June 18, 1992 (the "Closing Date"). The Company also contracted to sell all future receivables for the next three years in an on-going merchant agreement ("Merchant Agreement") whereby BNB will provide Rhodes with its private label credit facility for future credit sales. This arrangement removes the need for Rhodes to fund that portion of the accounts receivable not financed by the commercial paper facility and will eliminate the risks from credit losses and interest rate fluctuations on its accounts receivable portfolio. The Merchant Agreement is subject to early termination by BNB in the event of a bankruptcy filing by or against Rhodes or upon 30 days notice in the event of a material change in any law or regulation or in the operation, assets, condition (financial or otherwise), business or ownership of Rhodes. After the initial three-year term, the Merchant Agreement remains in effect unless terminated by either party on 180 days notice. BNB has no recourse against the Company for the accounts receivable acquired under the Sale or under the Merchant Agreement.

     Rhodes received $170,006,000 or approximately 97.77% of the balance of the outstanding accounts receivable in cash on the Closing Date and in addition, received approximately $4,262,000, net of a

                         RHODES, INC. AND SUBSIDIARIES

           FEBRUARY 28, 1991, FEBRUARY 29, 1992 AND FEBRUARY 28, 1993

$500,000 contingency deposit, in advances against future revenue to Rhodes to be earned under the on-going Merchant Agreement. Under the Merchant Agreement, Rhodes will continue to receive the credit insurance commission income and a commission on certain classes of credit sales sold to BNB.

     The net proceeds of the Sale are set forth below:

                                                                            (IN THOUSANDS)
                                                                            --------------
    Proceeds from Sale and advances, net of contingency deposit...........     $174,312
      Payments and expenses:
         Commercial paper.................................................      139,695
         Deferred sales tax...............................................        4,502
         Cash expenses....................................................        3,740
                                                                            --------------
    Net proceeds..........................................................     $ 26,375
                                                                            --------------
                                                                            --------------

     The net proceeds were used to pay down the Company's existing lines of credit and to repay the outstanding balance of an industrial revenue bond.

     The effect of the Sale on fiscal 1993 loss before income taxes is set forth below:

                                                                            (IN THOUSANDS)
                                                                            --------------
    Proceeds from Sale and advances, net of contingency deposit...........     $174,312
    Other advances -- net of contingency deposit..........................        4,262
    Interest Earned.......................................................           44
                                                                            --------------
    Net Sale Price........................................................      170,006
      Net book value of installment receivables sold......................      165,468
      Expenses, including non-cash expenses...............................        4,234
                                                                            --------------
    Effect of Sale on loss before income taxes............................     $    304
                                                                            --------------
                                                                            --------------

     Under its on-going Merchant Agreement with BNB, Rhodes will continue to offer the Rhodes Credit Card on substantially the same terms to customers.

     The following provides the historical results of the Company's credit operations for fiscal years 1991 and 1992 and for fiscal 1993 before the Sale:

                                                        YEAR ENDED       YEAR ENDED       YEAR ENDED
                                                       FEBRUARY 28,     FEBRUARY 29,     FEBRUARY 28,
                                                           1991             1992             1993
                                                       ------------     ------------     ------------
                                                                       (IN THOUSANDS)
Finance charge revenue...............................    $ 33,670         $ 33,254         $  9,033
Operating expenses:
  General and administration.........................      10,683           11,504            3,814
  Provision for credit losses, net...................      17,697            7,210            4,563
  Amortization of intangibles........................         169              249               83
  Other (income) expense, net........................          --              770             (304)
                                                       ------------     ------------     ------------
Operating income.....................................       5,121           13,521              877
  Interest expense, net..............................      15,273           10,749            2,312
                                                       ------------     ------------     ------------
Net income (loss) before income taxes................     (10,152)           2,772           (1,435)
(Benefit) provision for income taxes.................      (2,427)             326             (149)
                                                       ------------     ------------     ------------
Net income (loss)....................................    $ (7,725)        $  2,446         $ (1,286)
                                                       ------------     ------------     ------------
                                                       ------------     ------------     ------------

                         RHODES, INC. AND SUBSIDIARIES

           FEBRUARY 28, 1991, FEBRUARY 29, 1992 AND FEBRUARY 28, 1993

  Commercial Paper Program

     The Commercial Paper Program ceased to exist upon closing of the Sale of the installment receivables portfolio and all obligations related thereto were paid at that time.

  Liquidity and Capital Resources

     The Company is highly leveraged with total funded indebtedness of $145,706,000 at February 28, 1993. Current available sources of funding are discussed in Notes 3 and 8. Although there can be no assurance as to the availability of other sources of funding and other sources are subject to limitations under existing lending arrangements, management believes that amounts available under the Company's existing credit facilities together with internally generated funds will be sufficient to fund the Company's present and proposed operations. See Note 11, "Investment Considerations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Principles of Consolidation

     The consolidated financial statements of Rhodes include the accounts of the Company and all subsidiaries, including the effects of the 1991 Merger discussed above. All significant intercompany balances and transactions have been eliminated in consolidation.

  Reclassification

     Certain reclassifications of prior years' amounts have been made to conform with the current year's presentation.

  Business Segment

     The Company has one business segment consisting of the retail sale of home furnishings.

  Installment Receivables and Revenue Recognition

     All merchandise sales are recorded upon delivery of furniture. As a result of the Sale, accounts receivable consists primarily of miscellaneous receivables from customers and amounts awaiting funding.

     Finance commissions following the sale of installment receivables are recognized for the sale of certain installment contracts to BNB. Finance charge income previously earned by the Company on installment receivables is no longer earned following the Sale.

     The Company offers credit insurance coverage through third parties in connection with its furniture sales and earns monthly commissions.

  Property and Equipment

     Depreciation is provided using the straight-line method for financial reporting and accelerated methods for income tax purposes. The ranges of annual depreciation percentages, which reflect estimated useful lives, are as follows: buildings -- 2% to 4% and equipment and other assets -- 10% to 25%. Capitalized real estate leases are amortized on a straight-line basis over the terms of the leases which range from 18 to 25 years. Leasehold improvements are amortized over the life of the asset or the lease term, whichever is shorter. Repair and maintenance costs are expensed as incurred.

                         RHODES, INC. AND SUBSIDIARIES

           FEBRUARY 28, 1991, FEBRUARY 29, 1992 AND FEBRUARY 28, 1993

     Property and equipment are summarized as follows:

                                                                 FEBRUARY 29,     FEBRUARY 28,
                                                                     1992             1993
                                                                 ------------     ------------
                                                                        (IN THOUSANDS)
    Land.....................................................      $  8,313         $  8,313
    Buildings................................................        30,926           30,926
    Leasehold improvements, equipment
      and other..............................................        30,233           32,816
                                                                 ------------     ------------
                                                                     69,472           72,055
    Less accumulated depreciation and amortization...........       (20,063)         (25,210)
                                                                 ------------     ------------
                                                                   $ 49,409         $ 46,845
                                                                 ------------     ------------
                                                                 ------------     ------------

     Capitalized real estate leases are summarized as follows:

                                                                 FEBRUARY 29,     FEBRUARY 28,
                                                                     1992             1993
                                                                 ------------     ------------
                                                                        (IN THOUSANDS)
    Land.....................................................      $  2,267         $  2,267
    Buildings................................................         9,677            9,677
                                                                 ------------     ------------
                                                                     11,944           11,944
    Less accumulated amortization............................        (2,609)          (3,367)
                                                                 ------------     ------------
                                                                   $  9,335         $  8,577
                                                                 ------------     ------------
                                                                 ------------     ------------

  Intangible Assets

     Goodwill represents the excess of the purchase price over identifiable assets acquired at the time of the 1988 Merger and is being amortized on a straight-line basis over 40 years. Amortization expense for goodwill totaled $1,798,000 for the years ended February 28, 1991, February 29, 1992, and February 28, 1993.

     Favorable leases represent the difference between market rates and contract rates of store leases as of the time of the 1988 Merger and are being amortized over the remaining terms of the leases. Amortization expense for favorable leases totaled $557,000, $1,163,000, and $1,149,000 for the years ended February 28, 1991, February 29, 1992 and February 28, 1993, respectively.

     Other intangibles include deferred loan costs incurred in connection with the 1988 Merger and subsequent refinancing, which are being amortized over the terms of the applicable debt. Amortization expense for these items (exclusive of the 1990 write-off of deferred loan cost and the 1992 write-off of loan costs associated with Commercial Paper discussed above) for the years ended February 28, 1991, February 29, 1992, and February 28, 1993, totaled approximately $345,000, $472,000 and $306,000, respectively.

  Warranty Contracts

     The Company markets extended warranty contracts to its customers on certain merchandise at the time of the initial sale. Effective with contracts sold after February 28, 1991, the Company adopted the provisions of Financial Accounting Standards Board Technical Bulletin No. 90-1, which requires that extended warranty contract revenue be deferred and recognized over the contract period on a straight-line or other reasonable basis. The Company is recognizing such income based on its historical data on service and repair claims. Historical data on service and repair claims is updated periodically and the

                         RHODES, INC. AND SUBSIDIARIES

           FEBRUARY 28, 1991, FEBRUARY 29, 1992 AND FEBRUARY 28, 1993

income recognition on warranties is adjusted accordingly. As a result, net warranty sales of $2,263,000 and $1,272,000 less net direct expenses of $498,000 and $280,000, respectively were deferred to future periods in fiscal 1992 and 1993, respectively.

  Earnings Per Share

     Because of the planned Recapitalization (Note 11), earnings per share is shown for fiscal 1993 on a pro forma basis assuming only the Exchange with resulting pro forma shares outstanding of 4,262,000. Pro forma earnings per share and weighted average shares are calculated as follows:

    Historical net loss applicable to Common Stock........................  $(9,831,000)
    Pro forma adjustment for interest expense on Junior Discount
      Subordinated Redeemable Debentures to be exchanged for Common Stock
      (Note 11)...........................................................    4,375,000
                                                                            -----------
    Pro forma net loss applicable to Common Stock.........................  $(5,456,000)
                                                                            -----------
                                                                            -----------
    Historical weighted average shares....................................    1,472,000
    Pro forma adjustment for weighted average shares added as a result of
      the Exchange (Note 11)..............................................    2,790,000
                                                                            -----------
    Pro forma weighted average shares.....................................    4,262,000
                                                                            -----------
                                                                            -----------
    Pro forma earnings per share..........................................  $     (1.28)
                                                                            -----------
                                                                            -----------

     The historical net loss per common share was calculated by dividing net loss applicable to Common Stock by the weighted average shares of Common Stock outstanding (adjusted for the 1.8-for-1 stock split -- see Note 11). All stock options were antidilutive for earnings per share calculations for all years.

                                                                   1991      1992      1993
                                                                 --------   -------   -------
                                                                        (IN THOUSANDS
                                                                    EXCEPT PER SHARE DATA)
Net Loss applicable to Common Stock............................  $(13,531)  $(9,954)  $(9,831)
                                                                 --------   -------   -------
                                                                 --------   -------   -------
Common Stock outstanding (weighted average)....................       983     1,125     1,472
                                                                 --------   -------   -------
                                                                 --------   -------   -------
Net Loss per share of Common Stock.............................  $ (13.77)  $ (8.85)  $ (6.68)
                                                                 --------   -------   -------
                                                                 --------   -------   -------

  Accounting for Postretirement and Postemployment Benefits

     In December 1990, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 106 which establishes standards for employers' accounting for postretirement benefits other than pensions. Additionally, in November 1992, the FASB issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits", which establishes accounting standards for employers who provide benefits to former or inactive employees after employment, but before retirement. The Company is required to adopt these new standards in fiscal 1994 and 1995, respectively; however, management believes such adoption will not have a material adverse effect on the Company's financial position or results of operations because such benefits are limited.

2. FEDERAL AND STATE INCOME TAXES

     During fiscal 1992, the FASB issued SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the determination of deferred income taxes using the liability method under which deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax basis of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined

                         RHODES, INC. AND SUBSIDIARIES

           FEBRUARY 28, 1991, FEBRUARY 29, 1992 AND FEBRUARY 28, 1993

using the currently enacted tax rate expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized.

     The Company elected to adopt SFAS No. 109 during fiscal 1992 and recorded the effect of the adoption as of March 1, 1991 in a manner similar to the cumulative effect of a change in accounting principle. Accordingly, as of March 1, 1991, the Company, in accordance with SFAS No. 109, adjusted certain assets acquired in the 1988 Merger by writing up the net-of-tax amounts to the respective pre-tax amounts by approximately $7,149,000 and recorded a net deferred tax liability of approximately $5,590,000. The Company will amortize this write-up over the remaining useful lives of the related assets.

     The components of the net deferred tax liability are as follows:

                                                              FEBRUARY 29,     FEBRUARY 28,
                                                                  1992             1993
                                                             --------------   --------------
                                                                     (IN THOUSANDS)
    Total deferred tax liabilities.........................     $ 17,684         $ 17,618
    Total deferred tax assets..............................      (13,328)         (17,447)
    Valuation allowance....................................           --            2,930
                                                             --------------   --------------
    Net deferred tax liabilities...........................     $  4,356         $  3,101
                                                             --------------   --------------
                                                             --------------   --------------

     The sources of the difference between the financial accounting and tax basis of the Company's assets and liabilities which give rise to the deferred tax liabilities and deferred tax assets and the tax effects of each are as follows:

                                                              FEBRUARY 29,     FEBRUARY 28,
                                                                  1992             1993
                                                             --------------   --------------
                                                                     (IN THOUSANDS)
    Deferred tax liabilities:
      Stepped-up basis in fixed assets.....................     $  6,746         $  7,463
      Favorable leases.....................................        2,675            2,238
      1988 Merger costs....................................        3,406            3,406
      Depreciation.........................................        3,499            3,123
      Other................................................        1,358            1,388
                                                             --------------   --------------
                                                                $ 17,684         $ 17,618
                                                             --------------   --------------
                                                             --------------   --------------
    Deferred tax assets:
      Allowance for credit losses not yet deductible.......     $  3,192         $     --
      Capitalized leases...................................        2,339            2,489
      Gain-Sale/leaseback..................................        1,391            1,270
      Gain on property disposals...........................        1,032            1,076
      Deferred rent........................................          686              701
      Accrued expenses.....................................        1,123            1,210
      Deferred warranty revenues...........................          671            1,020
      Uniform inventory cost capitalization................          619              608
      Net operating loss carryforwards.....................        2,011            6,460
      Book over tax basis differences in Debentures........           --            2,090
      LIFO Provision.......................................          232              491
      Other................................................           32               32
                                                             --------------   --------------
                                                                $ 13,328         $ 17,447
                                                             --------------   --------------
                                                             --------------   --------------

                         RHODES, INC. AND SUBSIDIARIES

           FEBRUARY 28, 1991, FEBRUARY 29, 1992 AND FEBRUARY 28, 1993

     The Company established a valuation allowance of $2.9 million in fiscal 1993 because of the uncertainty regarding the realizability of certain deferred tax assets. Also see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Income Taxes".

     The income tax provision for 1991 was determined under the deferred method of accounting for income taxes and have not been restated to reflect the adoption of SFAS No. 109.

     During 1991, deferred income taxes resulted from timing differences in the recognition of certain revenues and expenses for tax and financial statement purposes. The sources of these differences and the tax effects of each were as follows:

                                                                            YEAR ENDED
                                                                           FEBRUARY 28,
                                                                               1991
                                                                          --------------
                                                                          (IN THOUSANDS)
    Gross profit on installment sales...............................         $ (4,954)
    Excess of tax over (under) book depreciation....................             (259)
    Capital leases treated as operating leases for
      tax purposes..................................................             (180)
    Amortization of gain-sale/leasebacks for book purposes..........              121
    Uniform inventory cost capitalization for tax purposes..........               28
    Excess of book over tax allowance for credit losses.............             (509)
    Excess of book over (under) tax LIFO............................               84
    Net operating loss carryfowards.................................               --
    Excess of book over tax accrued expenses........................             (592)
    Limitation on recognition of deferred tax benefit...............            1,900
    Other...........................................................             (403)
                                                                          --------------
                                                                             $ (4,764)
                                                                          --------------
                                                                          --------------

     The consolidated provision (benefit) for income taxes consists of the following:

                                                        YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                       FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,
                                                           1991           1992           1993
                                                       ------------   ------------   ------------
                                                                     (IN THOUSANDS)
    Current:
      Federal........................................    $    437       $     --       $     --
      State..........................................          74             --             --
    Deferred:
      Federal........................................      (4,062)        (1,104)        (1,025)
      State..........................................        (702)          (130)          (120)
                                                       ------------   ------------   ------------
                                                         $ (4,253)      $ (1,234)      $ (1,145)
                                                       ------------   ------------   ------------
                                                       ------------   ------------   ------------

                         RHODES, INC. AND SUBSIDIARIES

           FEBRUARY 28, 1991, FEBRUARY 29, 1992 AND FEBRUARY 28, 1993

     The tax benefit differed from the amounts resulting from multiplying the loss before income taxes by the statutory federal income tax rate. The reasons for these differences were as follows:

                                                        YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                       FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,
                                                           1991           1992           1993
                                                       ------------   ------------   ------------
                                                                     (IN THOUSANDS)
    Federal income tax benefit at statutory rate.....    $ (6,046)      $ (3,559)      $ (3,732)
    State income tax benefit, net of federal income
      tax benefit....................................        (711)          (419)          (439)
    Amortization of intangible assets not deductible
      for tax purposes...............................       1,280            709            698
    Benefit of rate difference on deferred tax
      turnaround.....................................        (700)            --             --
    Limitation on recognition of tax benefit.........       1,900          2,011          1,534
    Other............................................          24             24            794
                                                       ------------   ------------   ------------
                                                         $ (4,253)      $ (1,234)      $ (1,145)
                                                       ------------   ------------   ------------
                                                       ------------   ------------   ------------

     At February 28, 1993, the Company had net operating loss carryforwards of approximately $17,000,000 which can be used to reduce future federal income taxes. If not utilized, these carryforwards will expire in 2008.

     The Internal Revenue Service has completed its examination of the Company's tax returns for the tax years ended February 28, 1987, February 29, 1988, and February 28, 1989. The Company has agreed upon a settlement with the Internal Revenue Service, which is provided for in the consolidated financial statements as of February 28, 1993.

                         RHODES, INC. AND SUBSIDIARIES

           FEBRUARY 28, 1991, FEBRUARY 29, 1992 AND FEBRUARY 28, 1993

3. LONG-TERM DEBT

                                                                     FEBRUARY 29,     FEBRUARY 28,
                                                                         1992             1993
                                                                     ------------     ------------
                                                                            (IN THOUSANDS)
15% Senior Subordinated Notes due September 20,
  1998...........................................................      $ 40,000         $ 40,000
12% Secured Term Loan payable in 60 monthly consecutive unequal
  installments, commencing May 1, 1992...........................        39,839           37,339
Mortgage Note Payable at 10% interest with interest only payable until September 1, 1992 and principal payments in quarterly
  installments of $125,000 beginning September 1, 1992...........         3,145            2,895
17% Junior Discount Subordinated Redeemable Debentures due
  September 20, 2000 (net of discount of $22,107,000 and
  $15,454,000 as of February 29, 1992 and February 28, 1993,
  respectively) at an effective interest rate of 17.6%...........        34,868           41,521
Industrial revenue bond with an interest rate of 9.1% payable in quarterly installments to October 1, 2000 (repaid on June 28,
  1992)..........................................................         2,141               --
Industrial revenue bond with floating interest at 81.9% of the prime rate (5.3% and 4.9% as of February 29, 1992 and February
  28, 1993, respectively) payable in quarterly installments to
  October 1, 2002................................................           717              650
Other, with interest rates from 5.5% to 12% due in installments
  to May 2001....................................................           252              203
                                                                     ------------     ------------
                                                                        120,962          122,608
Less current portion.............................................        (5,007)          (4,437)
                                                                     ------------     ------------
                                                                       $115,955         $118,171
                                                                     ------------     ------------
                                                                     ------------     ------------

     The aggregate annual payments required for the above notes during each of the next five fiscal years are as follows:

          1994.......................................................  $  4,437,000
          1995.......................................................     4,583,000
          1996.......................................................     4,585,000
          1997.......................................................    22,088,000
          1998.......................................................     4,596,000

  Fair Value of Debt

     The estimated fair value of the Company's long-term debt was approximately $129,470,000 at February 28, 1993, of which $32,430,000 is owed to related parties. In accordance with SFAS No. 107, "Disclosures About Fair Value of Financial Investments," the fair value of short-term debt is estimated to be its carrying value. The fair value of long-term debt is estimated based on approximate market interest rates for similar issues.

  Terms

     Interest on the 15% Senior Subordinated Notes ("Senior Notes") is payable semiannually in arrears on March 20 and September 20 until the Senior Notes are paid at maturity or redeemed prior to maturity. Beginning September 20, 1993, the Senior Notes will be subject to redemption at the option of the Company, but with specified prepayment penalties.

                         RHODES, INC. AND SUBSIDIARIES

           FEBRUARY 28, 1991, FEBRUARY 29, 1992 AND FEBRUARY 28, 1993

     The Senior Notes are unsecured and are subordinate in right of payment to the 12% Secured Term Loan, the revolving loan discussed in Note 8, and all other indebtedness with the exception of the 17% Junior Discount Subordinated Redeemable Debentures (the "Debentures"). The holders of the Senior Notes are shareholders of the Company.

     The 12% Secured Term Loan is secured by substantially all of the Company's property and equipment. Interest on the unpaid principal balance of the 12% Secured Term Loan is payable monthly in arrears at a fixed rate equal to 12% per annum. Repayment of the principal amount of the Term Loan will be in 60 monthly installments commencing on May 1, 1992, as follows: $250,000 per month for 12 months, $333,400 per month for 36 months, $2,083,400 per month for 11 months and a final payment of $2,080,200.

     On November 20, 1991, the Company signed an agreement of renewal and extension of the 10% mortgage note. The new repayment terms call for 24 consecutive quarterly installments in the amount of $125,000 payable beginning September 1, 1992 and a final payment of $145,000 due September 1, 1998.

     No interest is payable on the Debentures until September 20, 1994. On and after September 20, 1994, cash interest will accrue and be payable semiannually in arrears on each March 20 and September 20 starting in calendar 1995. The Debentures are redeemable beginning September 20, 1992. From that date to September 20, 1994, the Debentures are redeemable by the Company at their discounted accreted value. After September 20, 1994, they are redeemable at face value plus any accrued interest. The Debentures are unsecured, subordinated obligations of the Company.

     The industrial revenue bond is secured by the property for which it was written, having an original cost of $796,000.

     The mortgage note payable at 10% is secured by property having an original cost of $3,700,000.

     The Senior Notes and the 12% Secured Term Loan have, among other restrictions, covenants whereby the Company must meet certain goals with respect to cash interest coverage, fixed charge coverage and profit after taxes plus amortization of intangibles. These goals, expressed in terms of defined minimum ratios and amounts, become more restrictive over the terms of the respective agreements. The agreements also provide, among other things, limitations on the Company's ability to incur debt (including lease obligations); to make capital expenditures; to enter into transactions involving mergers, consolidations, acquisitions or sales; or to declare, pay, or make any dividend or other distribution of property with respect to its capital stock. The Company obtained a waiver from the Senior Note holders and the lender of the 12% Secured Term Loan for not meeting certain loan covenants.

4. INVENTORIES

     Inventories are stated at the lower of cost (last-in, first-out method -- "LIFO") or market. Under this method, current costs are charged to cost of sales through application of Department Store Price Indices published by the Bureau of Labor Statistics. As a result of the application of purchase accounting as of September 21, 1988, the LIFO reserve was eliminated for financial reporting purposes and a LIFO inventory base was established. A LIFO provision of $358,000 was recorded during the year ended February 28, 1993. No additional LIFO provision was recorded during fiscal 1992 and inventories at LIFO approximate inventories at FIFO ("first-in, first-out" method) as of February 29, 1992.

     As discussed in Note 8, the Company has a revolving loan with the Company's Senior Lender, which is secured by a priority lien on the Company's inventory.

                         RHODES, INC. AND SUBSIDIARIES

           FEBRUARY 28, 1991, FEBRUARY 29, 1992 AND FEBRUARY 28, 1993

5. COMMITMENTS AND CONTINGENCIES

  Operating Leases

     The Company leases certain store locations under operating lease agreements with various expiration dates through 2005. Rentals under all store leases were approximately $8,730,000, $9,339,000, and $9,651,000 for the years ended February 28, 1991, February 29, 1992 and February 28, 1993, respectively. As of February 28, 1993, the minimum obligations under lease commitments with original terms beyond one year are as follows:

          1994.......................................................  $  9,035,000
          1995.......................................................     8,383,000
          1996.......................................................     7,769,000
          1997.......................................................     6,348,000
          1998.......................................................     4,683,000
          After 1998.................................................    12,631,000
                                                                       ------------
                                                                       $ 48,849,000
                                                                       ------------
                                                                       ------------

     Certain of the leases above are renewable at the Company's option, and some contain clauses requiring payment of contingent rentals based upon sales in excess of specified amounts. Contingent rental amounts based on sales are immaterial.

  Contingencies

     The Company is subject to claims and lawsuits arising in the normal course of business. It is the opinion of management that any such claims will not have a material adverse effect on the financial position or results of operations of the Company.

6. CAPITAL LEASES

     Certain of the property and equipment used in the Company's business is leased under capital leases. In prior years, the Company completed sale and leaseback agreements on nine stores previously owned and operated by the Company with terms ranging from 18 to 25 years and options to renew for additional periods. Equipment leases are for terms of up to seven years.

     The following is a schedule by fiscal year of the future minimum lease payments on these leases together with the present value of net minimum lease payments as of February 28, 1993:

          1994.......................................................  $  2,507,000
          1995.......................................................     2,518,000
          1996.......................................................     2,557,000
          1997.......................................................     2,528,000
          1998.......................................................     2,475,000
          After 1998.................................................    17,573,000
                                                                       ------------
          Total minimum lease payments...............................    30,158,000
          Less amount representing interest at rates of 11.89% to
            12.83%...................................................   (14,507,000)
                                                                       ------------
          Present value of total minimum obligation..................    15,651,000
          Less current portion.......................................      (604,000)
                                                                       ------------
          Long-term obligations under capital leases.................  $ 15,047,000
                                                                       ------------
                                                                       ------------

                         RHODES, INC. AND SUBSIDIARIES

           FEBRUARY 28, 1991, FEBRUARY 29, 1992 AND FEBRUARY 28, 1993

7. EMPLOYEE BENEFIT PLANS

     The Company has a defined benefit pension plan covering substantially all employees. During fiscal 1991, 1992, and 1993, net pension expense was approximately $4,000, $210,000 and $217,000, respectively. The Company's policy is to fund amounts necessary to satisfy the requirements of the Employee Retirement Income Security Act of 1974.

     The pension cost for the defined benefit plan for fiscal 1991, 1992 and 1993 includes the following components:

                                              YEAR ENDED       YEAR ENDED       YEAR ENDED
                                             FEBRUARY 28,     FEBRUARY 29,     FEBRUARY 28,
                                                 1991             1992             1993
                                             ------------     ------------     ------------
    Service cost for benefits earned during
      the period...........................   $  433,000      $   455,000      $    568,000
    Interest cost on projected benefit
      obligation...........................      696,000          795,000           865,000
    Actual return on assets................     (181,000)      (2,388,000)         (214,000)
    Net amortization and deferral..........     (944,000)       1,348,000        (1,002,000)
                                             ------------     ------------     ------------
    Net pension expense for period.........   $    4,000      $   210,000      $    217,000
                                             ------------     ------------     ------------
                                             ------------     ------------     ------------

     The funded status of the defined benefit plan as of February 29, 1992 and February 28, 1993 was as follows:

                                                             YEAR ENDED       YEAR ENDED
                                                            FEBRUARY 29,     FEBRUARY 28,
                                                                1992             1993
                                                            ------------     ------------
    Actuarial present value of:
      Vested benefits...................................    $  7,354,000     $ 8,472,000
      Nonvested benefits................................         446,000         514,000
                                                            ------------     ------------
    Accumulated benefit obligation......................       7,800,000       8,986,000
    Effect of projected future compensation levels......       2,248,000       2,084,000
                                                            ------------     ------------
    Projected benefit obligation........................      10,048,000      11,070,000
    Plan assets at fair value...........................     (11,613,000)    (11,283,000)
                                                            ------------     ------------
    Plan assets in excess of projected benefit
      obligation........................................       1,565,000         213,000
    Unrecognized prior service cost.....................         119,000         109,000
    Unrecognized net gain...............................      (1,087,000)       (136,000)
    Unrecognized net asset from initial application of
      SFAS No. 87.......................................      (2,240,000)     (2,044,000)
                                                            ------------     ------------
    Pension liability recognized in the balance sheet...    $ (1,643,000)    $(1,858,000)
                                                            ------------     ------------
                                                            ------------     ------------

     The projected benefit obligation was calculated using a 9.25% assumed discount rate for fiscal 1992 and 8.5% for fiscal 1993 and an assumed long-term compensation increase rate of 5%. Pension expense was determined using a 9% assumed long-term rate of return on plan assets. At February 28, 1993, plan assets consisted primarily of equity securities, fixed income securities, money market instruments and approximately $80,000 of Company Debentures.

     The Company has an employees' savings plan. Under the provisions of this plan, the Company will match 50% of employee contributions which are limited to a maximum of 6% of pay. The Company's

                         RHODES, INC. AND SUBSIDIARIES

           FEBRUARY 28, 1991, FEBRUARY 29, 1992 AND FEBRUARY 28, 1993

savings plan expense was $294,000, $320,000, and $365,000 in fiscal 1991, 1992 and 1993, respectively.

     Prior to the consummation of the 1988 Merger, the board of directors and stockholders of RHD Holdings adopted a non-qualified restricted stock option plan (the "Stock Option Plan") which provided for the granting of options to officers and key employees of RHD Holdings and its subsidiaries to acquire an aggregate of up to 300,000 shares of RHD Holdings' common stock at an exercise price of not less than $0.01 per share. Upon consummation of the 1991 Merger, all options outstanding under the Stock Option Plan (options to purchase 284,800 shares of RHD common stock (the "Plan Options")), along with options to purchase an aggregate of 23,095 shares of RHD common stock granted outside the Stock Option Plan (the "Substitution Options"; the Substitution Options and the Plan Options are referred to collectively as the "Options") at an exercise price of $0.04 per share, were assumed by the Company and converted into options to purchase an adjusted amount of 53,702 shares of Common Stock at an exercise price of $0.04 per share. No additional options may be granted under the Stock Option Plan. An expense in the amount of $150,000, net of canceled options, is recorded for the accretion of the value of these Plan Options in each year over the five-year period during which they become exercisable.

  1991 Stock Option Plan

     On June 11, 1991, the Company's board of directors adopted the Rhodes, Inc. Stock Option Plan (the "1991 Stock Option Plan"), pursuant to which options to purchase Common Stock ("1991 Options") may be granted to eligible employees. The purpose of the 1991 Stock Option Plan is to provide an incentive for such employees to work to increase the value of the Company's capital stock and to provide such employees with a stake in the future of the Company which corresponds to the stake of each of the Company's stockholders.

     As of February 28, 1993, a maximum of 180,000 shares (adjusted for the 1.8 to 1 stock split -- see Note 11) of Common Stock may be issued under the 1991 Stock Option Plan. The Plan allows for the grant of either qualified incentive stock options ("ISO", as defined by the Internal Revenue Code) or non-qualified options ("Non-ISO"). As of April 1, 1993, no options had been granted under the 1991 Stock Option Plan.

     The option price of each 1991 Option is set by a committee of the Board of Directors subject to certain limitations. The option price for an ISO may not be less than the fair market value (or for a stockholder holding stock possessing more than 10% of the total combined voting power of all classes of stock of the company (a "Ten Percent Stockholder"), 110% of the fair market value) of Common Stock on the date the ISO is granted. The option price for a Non-ISO may be more, less than or equal to the fair market value of such stock on the date the Non-ISO is granted but may not be less than an amount which the Committee determines to be adequate consideration. The vesting period for options to be exercised ranges from five to ten years.

                         RHODES, INC. AND SUBSIDIARIES

           FEBRUARY 28, 1991, FEBRUARY 29, 1992 AND FEBRUARY 28, 1993

     The following table details the Company's stock option activity for the past three fiscal years:

Options outstanding at February 28, 1990............................................  70,896
  Options Granted...................................................................      --
  Options Exercised.................................................................      --
  Options Cancelled or Terminated...................................................    (303)
Options outstanding at February 28, 1991............................................  70,593
  Options Granted...................................................................      --
  Options Exercised.................................................................  (1,890)
  Options Cancelled or Terminated...................................................      --
Options outstanding at February 29, 1992............................................  68,703
  Options Granted...................................................................      --
  Options Exercised.................................................................  (7,126)
  Options Cancelled or Terminated...................................................  (7,875)
                                                                                      ------
Options outstanding at February 28, 1993............................................  53,702
                                                                                      ------
                                                                                      ------
Options exercisable at February 28, 1993............................................  47,921
                                                                                      ------
                                                                                      ------

8. SHORT-TERM DEBT

  Commercial Paper

     On June 18, 1992, the Company completed the Sale of all its outstanding customer installment receivables to BNB. The Company also contracted to sell all future receivables for the next three years under the Merchant Agreement, whereby BNB will provide Rhodes with its private label credit card facility for future credit sales. This arrangement removed the need for Rhodes to maintain the commercial paper facility.

     The Company's short-term debt at February 29, 1992 included commercial paper issued under an agreement with a New York domiciled insurer which was scheduled to expire (subject to certain material adverse change provisions) in September 1992. The Company's commercial paper insurer issued a surety bond unconditionally guaranteeing payment of a maximum of $200 million of the commercial paper issued by Rhodes Financial. The amount of commercial paper which could be issued is dependent on, among other things, the level of underlying eligible accounts receivable (as defined). The Company's commercial paper insurer has a security interest in the accounts receivable of Rhodes Financial. The Company's commercial paper insurer charged .875% annually on the outstanding commercial paper balance. The weighted average interest rates on commercial paper for the years ended February 28, 1991 and February 29, 1992 were 8.1% and 5.9%, respectively, including commissions paid to brokers Goldman, Sachs & Co. (see Note 9) and Chemical Securities, Inc. At February 29, 1992, the maximum amount of unutilized commercial paper available from the commercial paper facility was $18,250,000 of a total remaining facility of $53,250,000 to finance future growth in accounts receivable.

  Notes and Loans Payable to Bank

     At February 28, 1993, the Company had a revolving credit facility with Security Pacific Business Credit, Inc. (the "Senior Lender"), which is secured by a priority lien on the Company's inventory. The revolving loan may be borrowed, repaid and reborrowed (subject to certain terms and conditions) at any time without penalty. Termination in whole of the revolving loan facility is subject to early termination fees.

                         RHODES, INC. AND SUBSIDIARIES

           FEBRUARY 28, 1991, FEBRUARY 29, 1992 AND FEBRUARY 28, 1993

     Effective December 7, 1992, the Company and its Senior Lender agreed to the extension of the revolving loan agreement until November 30, 1994 with automatic annual renewals thereafter unless 60 days' written notice of non-renewal is given by either party.

     Interest on the revolving credit facility is at the prime rate plus 1.5%. The maximum availability is the lesser of $20,000,000 or 45% of the value of eligible inventory. The effective interest rate was 9.6% during fiscal 1992 and 7.9% during fiscal 1993. Maximum additional borrowings available under the revolving loan as of February 29, 1992 and February 28, 1993 were $5,947,000 and $12,553,000, respectively. The Company pays a facility fee at the rate of 0.5% per annum on the average daily amount by which $20,000,000 exceeds the sum of outstanding revolving loans.

     The revolving loan has, among other restrictions, covenants whereby the Company must meet certain goals with respect to cash interest coverage, fixed charge coverage, and profit after taxes plus amortization of intangibles. These goals, expressed in terms of defined minimum ratios and amounts, become more restrictive over the term of the loan agreement. The agreement also provides, among other things, limitations on the Company's ability to incur debt (including lease obligations); to make capital expenditures; to enter into transactions involving mergers, consolidations, acquisitions or sales; or to declare, pay or make any dividend or other distribution of property with respect to its capital stock.

     Included in interest expense for the year ended February 28, 1991, February 29, 1992 and February 28, 1993 is interest of $15,733,000, $11,088,000 and
$2,796,000, respectively, related to short-term debt (including interest on commercial paper).

9. RELATED-PARTY TRANSACTIONS

     At February 28, 1993, Green Capital Investors, L.P. ("Green Capital") and affiliated companies owned 79.8% of the outstanding Common Stock of the Company, 100% of the Class A Preferred Stock and $32,447,000 in accreted value of the Debentures.

     Green Capital maintains an unsecured open line of credit for the Company for up to $10,000,000 for working capital purposes, and has advanced funds to the Company from time to time to meet short-term cash needs. Interest is payable monthly at a floating interest rate equal to the prime rate plus 2%. At February 28, 1993, no advance was outstanding to Green Capital from the Company.

     Effective May 15, 1990, Rhodes, Inc. issued $6.0 million in Class A Preferred Stock, cumulative dividends, of the Company (the "Class A Preferred Stock"), all of which was acquired by Green Capital. In addition, Green Capital purchased another $4.0 million in Class A Preferred Stock on June 28, 1990. The Class A Preferred Stock is entitled to cumulative dividends of 15% per annum payable semiannually. The cumulative undeclared dividend on the Class A Preferred Stock totalled $4,181,000 at February 28, 1993. The Company also has 2,000 shares of authorized and unissued preferred stock with unspecified terms. See Note 11.

     The Company pays RHD Capital (an affiliate of Green Capital) a monthly management fee of $33,333 for management services.

     In July and August 1991, Rhodes Financial sold, without recourse, a portion of its previously written-off accounts to Green Financial Services Corp., an affiliated company ("GFSC") set up for that purpose, and agreed to monitor future collections of these accounts on behalf of GFSC. The effect of these transactions was to record net cash proceeds of $742,000, to reduce the provision for credit losses by $1,236,000 and to increase administrative expenses by $494,000. In connection with the Sale of the accounts receivable (Note 1), Rhodes Financial repurchased the remaining written-off accounts previously sold to GFSC, because it could no longer meet its obligation to service any accounts. The

                         RHODES, INC. AND SUBSIDIARIES

           FEBRUARY 28, 1991, FEBRUARY 29, 1992 AND FEBRUARY 28, 1993

repurchase price was the remaining estimated recoverable balance of such receivables of approximately $235,000. Accordingly, as of February 29, 1992, the Company increased the provision for credit losses by $235,000 and recorded the related payable to GFSC. The net effect of the above transaction reduced the Company's provision for credit losses by $1,001,000 and increased administrative expenses as noted above. Upon the consummation of the Sale, such receivables were transferred to BNB.

     One shareholder, Jackson National Life Insurance Company ("Jackson National"), owning more than 5% of the Common Stock of the Company, with certain demand and piggyback registration rights, also owns $35,000,000 of the $40,000,000 outstanding Senior Notes and is the lender on the Secured Term Loan, discussed below, at 12% interest.

     On June 28, 1990, the Company concluded a loan agreement with Jackson National to borrow $40,000,000 under a new Secured Term Loan secured by all real and personal property excluding inventories. Approximately $23,000,000 of the proceeds were employed by Jackson National to purchase by assignment the Company's existing Term Loans (the "Old Term Loans") with the Senior Lender. The inventories and other assets of the Company continue to serve as collateral for the revolving credit facility (the "Senior Loan") which continues to be provided by the Senior Lender. The amount outstanding at February 28, 1993 was $37,339,000.

     On March 28, 1990, East Tower Fund, Inc. ("East Tower Fund"), a subsidiary of Green Capital, offered to buy up to $20,000,000 stated face amount of the Debentures at a price of $250 per $1,000 of stated face amount. Debenture holders tendered $12,725,000 in stated face amount under the offer, which was completed on April 24, 1990. On September 17, 1990, East Tower Fund offered to buy up to $10,000,000 stated face amount of Debentures on the same terms as the March 1990 offer. Debenture holders tendered $11,342,000 in stated face amount under this offer, which was completed on October 16, 1990. On August 29, 1990, East Tower Fund completed the acquisition from Goldman, Sachs & Co. and affiliated entities of a total of 1,540,000 shares of the common stock of RHD Holdings for an aggregate purchase price of $3,850,000. East Tower Fund was liquidated on February 28, 1991, and all Debentures and the shares of common stock of RHD Holdings (which were converted into shares of Common Stock in the 1991 Merger) formerly held by East Tower Fund are owned directly by Green Capital.

     Pursuant to an agreement dated November 15, 1991 between the Company and Bankers Fidelity Life Insurance Company ("Bankers Fidelity"), an affiliate of Atlantic American Corporation, Bankers Fidelity exchanged Debentures owned by it having an aggregate stated face amount of $10,163,000 for an aggregate of 485,398 newly issued shares of Common Stock (an exchange rate of 47.7613 shares of Common Stock for each $1,000 stated face amount of Debentures). In conjunction with this exchange the Company incurred approximately $269,000 in expenses. On November 18, 1991, Green Capital acquired all such shares of Common Stock from Bankers Fidelity for a purchase price of $3,048,900, thereby increasing the beneficial ownership by Holcombe T. Green, Jr. and Green Capital of the outstanding Common Stock of the Registrant, to 79.8% and 56.4%, respectively. This transaction was accounted for as an increase in shareholders' equity.

     During June and July 1992 Green Capital purchased from Atlantic American and affiliates Debentures having a face value of $20,059,000 for an aggregate purchase price of $6,018,000. Following this transaction, Green Capital held 78.1% of the outstanding Debentures having an accreted value of $32,447,000 at February 28, 1993.

     On June 26, 1992 Rhodes redeemed an industrial revenue bond with an interest rate of 9% (the "Bond"), which had an outstanding principal amount of $2,140,867. Green Capital owned a participation

                         RHODES, INC. AND SUBSIDIARIES

           FEBRUARY 28, 1991, FEBRUARY 29, 1992 AND FEBRUARY 28, 1993

in the Bond and received the aggregate amount of $987,905 ($945,637 of which represented principal and $42,268 of which represented accrued and unpaid interest) in connection with the redemption of the Bond. Green Capital had acquired its participation in the Bond in September 1991 in satisfaction of an obligation of Rhodes to effect a partial redemption of the Bond from the original holder thereof.

10. NONRECURRING ITEMS

  Installment Receivables

     During fiscal 1990, the collection results of the installment receivables from credit customers existing at the time of the 1988 Merger continued to deteriorate. The quality of these receivables had been adversely affected by credit standards in place at the time of the 1988 Merger and the transition to a new system of collection. Significant reserves were previously established related to these receivables, and management determined that an additional provision of $5,000,000 should be made during fiscal 1991. Because this additional provision did not relate to current year sales, it has been reflected as a nonrecurring item in the Company's consolidated statements of operations. At the time of the 1988 Merger, the total receivables were $145,134,000.

  Postponed Public Offering and Exchange

     On December 18, 1991, the Company, because of stock market conditions, postponed a planned public offering (the "1991 Offering") of its Common Stock. The Company also withdrew its offer to exchange its Common Stock for its Debentures, which was conditioned on the closing of the 1991 Offering. As a result of the decision not to complete the 1991 Offering or the exchange offer, the Company wrote off the associated expenses incurred of $1,162,000 as a nonrecurring item in fiscal 1992.

11. SUBSEQUENT EVENT

     In April 1993, the Company's board of directors approved a plan of Recapitalization whereby it would offer a certain number of shares of Common Stock for sale to the public (the "Offering") and Green Capital would exchange its Class A Preferred Stock (including accumulated, unpaid dividends) and Debentures for Common Stock of the Company (the "Exchange"), at an exchange price equal to the stock price in an initial public offering. The Company has effected a 1.8-for-1 stock split of the Company's Common Stock prior to the Offering. As a part of the Recapitalization, the Company also plans to refinance and repay certain of its outstanding debt.

     As a result of the Recapitalization, the Company recorded the accumulated, unpaid Class A Preferred Stock dividends of $4,181,000 as of February 28, 1993 in the accompanying financial statements. Because of the Company's accumulated deficit, the dividends were recorded as a reduction of Paid-in Capital. Additionally, the Exchange is reflected in the pro forma presentation of earnings per share (Note 1) as if it had occurred on March 1, 1992. Also, all share and per share amounts in the accompanying financial statements have been restated to reflect the 1.8-for-1 stock split.

     In conjunction with the above, the Company also increased the number of authorized shares of Common Stock to 20,000,000.

                         RHODES, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                  (UNAUDITED)

                                                                      FEBRUARY 28,   NOVEMBER 30,
                                                                          1993           1993
                                                                      ------------   ------------
                                             ASSETS
CURRENT ASSETS:
  Cash..............................................................    $    158       $    130
  Accounts receivable...............................................       2,222          2,322
  Inventories at LIFO cost..........................................      37,326         45,577
  Prepaid expenses and other........................................       4,843          7,543
                                                                      ------------   ------------
          Total Current Assets......................................      44,549         55,572
PROPERTY AND EQUIPMENT, at cost, less accumulated depreciation and amortization of $25,210 at February 28, 1993 and $28,654 at
  November 30, 1993.................................................      46,845         47,799
                                                                      ------------   ------------
CAPITALIZED REAL ESTATE LEASES, at cost, less accumulated
  amortization of $3,367 at February 28, 1993 and $3,936 at November
  30, 1993..........................................................       8,577          8,009
                                                                      ------------   ------------
INTANGIBLE ASSETS, net
  Goodwill..........................................................      63,914         62,566
  Favorable leases..................................................       5,888          5,070
  Other intangibles.................................................       2,331          2,564
                                                                      ------------   ------------
          Total Intangible Assets...................................      72,133         70,200
                                                                      ------------   ------------
OTHER ASSETS........................................................         992          1,058
                                                                      ------------   ------------
          TOTAL ASSETS..............................................    $173,096       $182,638
                                                                      ------------   ------------
                                                                      ------------   ------------
                              LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes and loans payable...........................................    $  7,447       $  3,312
  Current maturities of long-term debt and capital lease
     obligations....................................................       5,041          1,120
  Accounts payable..................................................      19,279         27,525
  Accrued sales tax.................................................         249            962
  Accrued liabilities...............................................      13,583         15,551
  Accrued interest..................................................       3,058          1,640
  Deferred income...................................................       8,309         10,371
  Current income taxes payable......................................          --          2,239
  Current portion deferred gain -- sale/leasebacks..................         318            318
                                                                      ------------   ------------
          Total Current Liabilities.................................      57,284         63,038
                                                                      ------------   ------------
DEFERRED INCOME TAXES...............................................       3,101          1,781
                                                                      ------------   ------------
LONG-TERM DEBT, less current maturities.............................     118,171         42,175
                                                                      ------------   ------------
OBLIGATIONS UNDER CAPITAL LEASES....................................      15,047         15,239
                                                                      ------------   ------------
DEFERRED GAIN -- SALE/LEASEBACKS....................................       3,343          3,105
                                                                      ------------   ------------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
  Class A Preferred stock, cumulative dividends, no par value, 1
     share authorized and issued at February 28, 1993...............      14,181             --
  Common stock, no par value, 10,000 shares authorized and 1,476 shares issued and outstanding at February 28, 1993, 20,000 shares authorized and 9,760 shares outstanding at November 30,
     1993...........................................................          --             --
  Paid-in-Capital...................................................      12,487        106,772
  Accumulated deficit...............................................     (50,518)       (49,472)
                                                                      ------------   ------------
          Total Shareholders' Equity (Deficit)......................     (23,850)        57,300
                                                                      ------------   ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..........................    $173,096       $182,638
                                                                      ------------   ------------
                                                                      ------------   ------------

  The accompanying notes are an integral part of these condensed consolidated balance sheets.

                         RHODES, INC. AND SUBSIDIARIES

    CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
                      (IN THOUSANDS EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                           NINE MONTHS                 NINE MONTHS
                                                                              ENDED                       ENDED
                                                                        NOVEMBER 30, 1992           NOVEMBER 30, 1993
                                                                        -----------------           -----------------
NET SALES.............................................................      $ 218,093                   $ 239,187
COST OF GOODS SOLD....................................................        114,017                     123,750
                                                                        -----------------           -----------------
GROSS PROFIT..........................................................        104,076                     115,437
FINANCE CHARGES & INSURANCE COMMISSIONS...............................         12,698                       3,658
                                                                        -----------------           -----------------
OPERATING EXPENSES:
  Selling.............................................................         37,678                      38,073
  General & administrative............................................         61,440                      61,877
  Amortization of intangibles.........................................          2,463                       2,338
  Provision for credit losses.........................................          4,696                         116
  Other (income) expense, net.........................................           (353)                         (1)
                                                                        -----------------           -----------------
                                                                              105,924                     102,403
                                                                        -----------------           -----------------
INCOME BEFORE INTEREST EXPENSE AND INCOME TAXES.......................         10,850                      16,692
  Interest expense -- net.............................................         18,875                       9,947
                                                                        -----------------           -----------------
INCOME (LOSS) BEFORE INCOME TAXES AND EXTRAORDINARY ITEM..............         (8,025)                      6,745
PROVISION (BENEFIT) FOR INCOME TAXES..................................         (1,145)                      2,972
                                                                        -----------------           -----------------
NET INCOME (LOSS) BEFORE EXTRAORDINARY ITEM...........................         (6,880)                      3,773
EXTRAORDINARY ITEM -- EARLY RETIREMENT OF DEBT, NET OF INCOME TAX
  EFFECT..............................................................             --                      (2,727)
                                                                        -----------------           -----------------
NET INCOME (LOSS).....................................................         (6,880)                      1,046
ACCUMULATED DEFICIT AT BEGINNING OF PERIOD............................        (40,687)                    (50,518)
                                                                        -----------------           -----------------
ACCUMULATED DEFICIT AT END OF PERIOD..................................      $ (47,567)                  $ (49,472)
                                                                        -----------------           -----------------
                                                                        -----------------           -----------------
NET INCOME (LOSS) PER SHARE OF COMMON STOCK BEFORE EXTRAORDINARY
  ITEM................................................................      $   (4.67)                  $    0.59
EXTRAORDINARY ITEM PER SHARE OF COMMON STOCK..........................             --                       (0.43)
                                                                        -----------------           -----------------
NET INCOME (LOSS) PER SHARE...........................................      $   (4.67)                  $    0.16
                                                                        -----------------           -----------------
                                                                        -----------------           -----------------
WEIGHTED AVERAGE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING.........          1,472                       6,366
                                                                        -----------------           -----------------
                                                                        -----------------           -----------------
PRO FORMA NET INCOME PER COMMON SHARE BEFORE EXTRAORDINARY ITEM (NOTE
  1)..................................................................      $    0.27                   $    0.70
                                                                        -----------------           -----------------
                                                                        -----------------           -----------------
PRO FORMA WEIGHTED AVERAGE SHARES (NOTE 1)............................          9,782                       9,815
                                                                        -----------------           -----------------
                                                                        -----------------           -----------------

  The accompanying notes are an integral part of these condensed consolidated statements.

                         RHODES, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                                    NINE MONTHS      NINE MONTHS
                                                                                       ENDED            ENDED
                                                                                    NOVEMBER 30,     NOVEMBER 30,
                                                                                        1992             1993
                                                                                    ------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income (Loss)..............................................................    $   (6,880)       $  1,046
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Extraordinary item -- early retirement of debt...............................            --           3,527
    Depreciation and amortization................................................         4,862           4,741
    Change in deferred income taxes..............................................        (1,219)         (1,320)
    Amortization of intangibles..................................................         2,463           2,338
    Non-cash interest expense....................................................         4,869           2,626
    Amortization of gain -- sale/leasebacks......................................          (238)           (238)
    Write-off of intangible assets...............................................           296              --
    Changes in current assets and liabilities:
      Receivables, net...........................................................       168,942            (100)
      Inventories................................................................        (1,877)         (8,251)
      Prepaid expenses and other.................................................        (1,166)         (2,700)
      Accounts payable and accrued liabilities...................................        (6,146)         11,755
      Deferred income on warranties, undelivered sales and credit commissions....         4,777           2,062
                                                                                    ------------     ------------
        Net cash provided by operating activities................................    $  168,683        $ 15,486
                                                                                    ------------     ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Retirements of property and equipment, net.....................................           299              55
  Additions to property and equipment............................................        (2,356)         (5,135)
  Additions to intangible assets.................................................            --          (1,261)
  Increase in other assets, net..................................................          (495)           (165)
  Increase in obligations under capital leases...................................          (148)            192
                                                                                    ------------     ------------
        Net cash used in investing activities....................................        (2,700)         (6,314)
                                                                                    ------------     ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of short-term debt...................................................      (162,052)         (4,135)
  Prepayment penalty for early retirement of debt................................            --          (2,624)
  Proceeds from the Senior Secured Financing.....................................            --          40,000
  Repayment of long-term debt....................................................        (4,060)        (88,235)
  Proceeds from the sale of stock................................................            --          45,499
  Exercise of stock options......................................................            54             295
                                                                                    ------------     ------------
        Net cash used in financing activities....................................    $ (166,058)       $ (9,200)
                                                                                    ------------     ------------
(DECREASE) IN CASH...............................................................           (75)            (28)
CASH AT BEGINNING OF PERIOD......................................................           137             158
                                                                                    ------------     ------------
CASH AT END OF PERIOD............................................................    $       62        $    130
                                                                                    ------------     ------------
                                                                                    ------------     ------------
SUPPLEMENTAL DISCLOSURE:
  CASH PAYMENTS FOR:
    Interest.....................................................................    $   14,006        $  7,321
                                                                                    ------------     ------------
                                                                                    ------------     ------------
    Income taxes.................................................................    $       56        $  1,246
                                                                                    ------------     ------------
                                                                                    ------------     ------------
  Exchange of long-term debt for Common Stock....................................    $       --        $ 34,309
                                                                                    ------------     ------------
                                                                                    ------------     ------------
  Exchange of preferred stock and accumulated dividends for Common Stock.........    $       --        $ 14,660
                                                                                    ------------     ------------
                                                                                    ------------     ------------

  The accompanying notes are an integral part of these condensed consolidated statements.

                                  RHODES, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                               NOVEMBER 30, 1993

1. BASIS OF PRESENTATION

     The financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. This information reflects all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary to a fair statement of the financial position of the Company as of February 28, 1993 and November 30, 1993, the results of operations for the nine months ended November 30, 1992 and November 30, 1993, and cash flows for the nine months ended November 30, 1992 and November 30, 1993. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. Certain reclassifications of prior years' amounts have been made to conform with fiscal 1994 amounts. Because of the Recapitalization consummated on June 24, 1993, earnings per share is presented on a pro forma basis assuming the Recapitalization had taken place at the beginning of the period for the nine months ended November 30, 1992 and 1993. Additionally, the nine months ended November 30, 1992 were adjusted for the effect of the Receivables Sale as if it had taken place at the beginning of the period in calculating pro forma earnings per share. These financial statements should be read in conjunction with the historical financial statements and the notes thereto included elsewhere in this Prospectus.

2. INCOME TAXES

     The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109 during fiscal 1992 and recorded the effect of the adoption retroactive to March 1, 1991 in a manner similar to the cumulative effect of a change in accounting principle. SFAS No. 109 requires the determination of deferred income taxes using the liability method under which deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax basis of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the currently enacted tax rate expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. Accordingly, the Company recorded a provision for income tax for the nine months ended November 30, 1993 in the amount of $2,972,000 compared with a benefit of $1,145,000 for income taxes recorded for the nine months ended November 30, 1992.

3. INTERIM LIFO PROVISIONS

     The actual valuation of inventory under the LIFO method can be made only at the end of each year based on inventory levels, price indices and costs at that time. Therefore, the interim provisions must be considered as estimates subject to a final year-end LIFO inventory calculation.

3. EXTRAORDINARY ITEM

     During the nine month period ended November 30, 1993 the Company expensed certain charges incurred principally in connection with the Recapitalization. These extraordinary items represent non-recurring prepayment penalties of $2,624,000 for early retirement of debt and write-off of $903,000 in related deferred loan costs, less income tax benefit of $800,000.

                         RHODES, INC. AND SUBSIDIARIES
         INDEX TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Rhodes, Inc. and Subsidiaries --
  Review report of independent public accountants on the pro forma consolidated
     statement of operations for the year ended February 28, 1993.....................   P-2
  Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year
     ended February 28, 1993..........................................................   P-3
  Notes to unaudited pro forma condensed consolidated statement of operations for the
     year ended February 28, 1993.....................................................   P-4
  Unaudited Pro Forma Condensed Consolidated Statement of Operations for the nine
     months ended November 30, 1992...................................................   P-5
  Unaudited Pro Forma Condensed Consolidated Statement of Operations for the nine
     months ended November 30, 1993...................................................   P-6
  Notes to unaudited pro forma condensed consolidated financial statements for the
     nine months ended November 30, 1992 and 1993.....................................   P-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and
the Shareholders of Rhodes, Inc.

     We have reviewed the pro forma adjustments reflecting the transactions described in Note 1 on P-4 and the application of those adjustments to the historical amounts in the accompanying pro forma consolidated statement of operations for the year ended February 28, 1993. No other pro forma statements have been reviewed by us. This historical consolidated statement of operations is derived from the historical financial statements of Rhodes, Inc., which were audited by us, appearing elsewhere herein. Such pro forma adjustments are based on management's assumptions as described in the accompanying notes. Our review was conducted in accordance with standards established by the American Institute of Certified Public Accountants.

     A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assumptions, the pro forma adjustments and the application of those adjustments to historical financial information. Accordingly, we do not express such an opinion.

     The objective of this pro forma financial information is to show what the significant effects on the historical information might have been had the transactions occurred at an earlier date. However, the pro forma consolidated statement of operations is not necessarily indicative of the results of operations that would have been attained had the above-mentioned transactions actually occurred earlier.

     Based on our review, nothing came to our attention that caused us to believe that management's assumptions do not provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned transactions described in Note 1, that the related pro forma adjustments do not give appropriate effect to those assumptions, or that the pro forma column does not reflect the proper application of those adjustments to the financial statement amounts in the pro forma consolidated statement of operations for the year ended February 28, 1993.

                                          ARTHUR ANDERSEN & CO.

Atlanta, Georgia
April 14, 1993

     The following pro forma Statement of Operations gives effect to the Receivables Sale and the Recapitalization as if they had been consummated as of March 1, 1992. The pro forma financial information and notes thereto do not purport to represent what the Company's results of operations would actually have been if such transactions had occurred on such date or project the Company's results of operations for future periods or dates. The pro forma adjustments are based upon currently available information and upon certain assumptions that management of the Company believes are reasonable under the circumstances. The following pro forma consolidated statement of operations and the related notes should be read in conjunction with other financial information pertaining to the Company, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                      FISCAL YEAR ENDED FEBRUARY 28, 1993
                                         -------------------------------------------------------------
                                                             PRO FORMA ADJUSTMENTS
                                         -------------------------------------------------------------
                                                        RECEIVABLES
                                         HISTORICAL        SALE         RECAPITALIZATION     PRO FORMA
                                         ----------     -----------     ----------------     ---------
NET SALES..............................   $ 286,527             --                --         $ 286,527
COST OF GOODS SOLD.....................     150,344             --                --           150,344
                                         ----------     -----------     ----------------     ---------
GROSS PROFIT...........................     136,183             --                --           136,183
                                         ----------     -----------     ----------------     ---------
FINANCE CHARGES & INSURANCE
  COMMISSIONS..........................      13,853         (8,751)(2)            --             5,102
                                         ----------     -----------     ----------------     ---------
OPERATING EXPENSES:
  Selling..............................      47,793             --                --            47,793
  General & administrative.............      81,432         (3,814)(2)          (400)(3)        77,218
  Provision for credit losses..........       4,803         (4,563)(2)            --               240
  Amortization of intangibles..........       3,253            (83)(2)           (51)(4)         3,119
  Other (income) expense, net..........        (575)           304(2)             --              (271)
                                         ----------     -----------     ----------------     ---------
                                            136,706         (8,156)             (451)          128,099
                                         ----------     -----------     ----------------     ---------
INCOME BEFORE INTEREST EXPENSES and
  INCOME TAXES.........................      13,330           (595)              451            13,186
  Interest -- net......................      24,306         (2,972)(2)       (13,248)(5)         8,086
                                         ----------     -----------     ----------------     ---------
OPERATING INCOME (LOSS)................     (10,976)         2,377            13,699             5,100
PROVISION (BENEFIT) FOR INCOME TAXES...      (1,145)            --             3,348(6)          2,203
                                         ----------     -----------     ----------------     ---------
NET INCOME (LOSS)......................   $  (9,831)     $   2,377          $ 10,351         $   2,897
                                         ----------     -----------     ----------------     ---------
                                         ----------     -----------     ----------------     ---------
NET INCOME (LOSS) PER COMMON SHARE.....   $   (6.68)                                         $    0.30
                                         ----------                                          ---------
                                         ----------                                          ---------
WEIGHTED AVERAGE SHARES OUTSTANDING....       1,472                                              9,781(8)
                                         ----------                                          ---------
                                         ----------                                          ---------

               See the accompanying Notes to unaudited pro forma
                      statement of operations on page P-4

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     (FOR THE YEAR ENDED FEBRUARY 28, 1993)

(1) The following is a summary of the adjustments reflected in the Unaudited Pro Forma Consolidated Statement of Operations for the year ended February 28, 1993 assuming the Company completed the sale of the accounts receivable ("Receivables Sale") and the Recapitalization at the beginning of the year (March 1, 1992). The Receivables Sale adjustments assume (i) the elimination of the Company's credit operations, (ii) the application of the net proceeds therefrom to reduce short term debt, and (iii) the impact of the Merchant Agreement. (See Note 1 to the Consolidated Financial Statements). Assuming the Receivables Sale occurred at the beginning of the year, the Company has also assumed that its change to third-party credit from granting credit internally has not affected furniture sales. The Recapitalization includes:
    (i) the sale of 4,167,000 shares of Common Stock, (ii) the sale of $40,000,000 of long-term Senior Secured Financing, (iii) the exchange of the 17% Debentures owned by Green Capital at their accreted value and all the outstanding shares of Class A Preferred Stock owned by Green Capital at their stated value, plus accumulated, unpaid dividends, (iv) the repayment of the 12% Secured Term Loan and 15% Notes, (v) the redemption of the remaining 17% Debentures for cash at their accreted value and (vi) the payment of prepayment penalties associated with the Recapitalization.
(2) Adjusts for consummation of the Receivables Sale as if it had occurred at the beginning of fiscal 1993 (i) eliminating the results of the credit operations incurred in fiscal 1993, (ii) reflecting the application of the net proceeds therefrom to reduce short-term debt and (iii) reflecting the impact of the Merchant Agreement. The following chart summarizes the adjustments:

          Finance Charges and Insurance Commissions Income...........  $ 9,033,000
            Less: Finance Commission Income..........................     (282,000)
                                                                       -----------
                                                                         8,751,000
          Operating Expenses:
            Selling, general and administrative......................    3,814,000
            Provision for credit losses..............................    4,563,000
            Amortization of intangibles..............................       83,000
            Other (income) expense, net..............................     (304,000)
                                                                       -----------
            Operating income.........................................      595,000
          Interest expense, net......................................    2,972,000
                                                                       -----------
            Loss Before Income Taxes.................................  $(2,377,000)
                                                                       -----------
                                                                       -----------

(3) Reflects the elimination of the management fee payable to RHD Investors of $400,000 in fiscal 1993.
(4) Reflects the adjustment, net of the amortization of deferred loan costs relating to debt repaid in the Recapitalization of $51,000 in fiscal 1993 for the reduction of amortization of deferred financing costs as a result of implementing the Recapitalization.
(5) Reflects the reduction of interest expense of $13,248,000 in fiscal 1993.
(6) Reflects the estimated Provision for Income Taxes utilizing an effective income tax rate of 43.2%, for fiscal 1993.
(7) In the historical nine months ended November 30, 1993, the Company recorded an extraordinary charge, net of taxes, against net income of $2,727,000 which resulted from the early retirement of debt principally in connection with the Recapitalization. Because of its nonrecurring nature, this extraordinary charge has not been reflected in the pro forma statement of operations.
(8) Gives pro forma effect to the issuance of 8,247,781 shares of Common Stock in the Recapitalization.

     The following pro forma Statements of Operations give effect to the Recapitalization as if it had been consummated as of the beginning of each period presented and the Receivable Sale as of March 1, 1992 (the Receivable Sale having been consummated in fiscal 1993). The pro forma financial information and notes thereto do not purport to represent what the Company's results of operations would actually have been if such transactions had occurred on such dates or project the Company's results of operations for future periods or dates. The pro forma adjustments are based upon currently available information and upon certain assumptions that management of the Company believes are reasonable under the circumstances. The following pro forma consolidated statements of operations and the related notes should be read in conjunction with other financial information pertaining to the Company, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

     The following pro forma financial statements on pages P-5 and P-6 are not covered by the review report on page P-2.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                      NINE MONTHS ENDED NOVEMBER 30, 1992
                                         -------------------------------------------------------------
                                                             PRO FORMA ADJUSTMENTS
                                         -------------------------------------------------------------
                                                      RECEIVABLES
                                         HISTORICAL      SALE         RECAPITALIZATION       PRO FORMA
                                         ----------   -----------     ----------------       ---------
NET SALES..............................   $ 218,093          --                 --           $ 218,093
COST OF GOODS SOLD.....................     114,017          --                 --             114,017
                                         ----------   -----------     ----------------       ---------
GROSS PROFIT...........................     104,076          --                 --             104,076
                                         ----------   -----------     ----------------       ---------
FINANCE CHARGES AND INSURANCE
  COMMISSIONS..........................      12,698      (8,751)(1)             --               3,947
                                         ----------   -----------     ----------------       ---------
OPERATING EXPENSES:
  Selling..............................      37,678          --                 --              37,678
  General and administrative...........      61,440      (3,814)(1)           (300)(2)          57,326
  Provision for credit losses..........       4,696      (4,563)(1)             --                 133
  Amortization of intangibles..........       2,463         (83)(1)            (39)(3)           2,341
  Other (income) expense, net..........        (353)        304(1)              --                 (49)
                                         ----------   -----------     ----------------       ---------
                                            105,924      (8,156)              (339)             97,429
                                         ----------   -----------     ----------------       ---------
INCOME BEFORE INTEREST EXPENSE and
  INCOME TAXES.........................      10,850        (595)               339              10,594
  Interest -- net......................      18,875      (2,972)(1)         (9,885)(4)           6,018
                                         ----------   -----------     ----------------       ---------
OPERATING INCOME (LOSS)................      (8,025)      2,377             10,224               4,576(6)
PROVISION (BENEFIT) FOR INCOME TAXES...      (1,145)         --              3,073(5)            1,928
                                         ----------   -----------     ----------------       ---------
NET INCOME (LOSS)......................   $  (6,880)    $ 2,377           $  7,151           $   2,648
                                         ----------   -----------     ----------------       ---------
                                         ----------   -----------     ----------------       ---------
NET INCOME (LOSS) PER COMMON SHARE.....   $   (4.67)                                         $    0.27(6)
                                         ----------                                          ---------
                                         ----------                                          ---------
WEIGHTED AVERAGE SHARES OUTSTANDING....       1,472                                              9,782(7)
                                         ----------                                          ---------
                                         ----------                                          ---------

               See the accompanying Notes to unaudited pro forma
                      statements of operations on page P-7

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                            NINE MONTHS ENDED NOVEMBER 30, 1993
                                                       ---------------------------------------------
                                                                   PRO FORMA ADJUSTMENTS
                                                       ---------------------------------------------
                                                       HISTORICAL     RECAPITALIZATION     PRO FORMA
                                                       ----------     ----------------     ---------
NET SALES............................................   $ 239,187               --         $ 239,187
COST OF GOODS SOLD...................................     123,750               --                --
                                                       ----------     ----------------     ---------
GROSS PROFIT.........................................     115,437               --           115,437
                                                       ----------     ----------------     ---------
FINANCE CHARGES & INSURANCE COMMISSIONS..............       3,658               --             3,658
                                                       ----------     ----------------     ---------
OPERATING EXPENSES:
  Selling............................................      38,073               --            38,073
  General & administrative...........................      61,877             (119)(2)        61,758
  Provision for credit losses........................         116               --               116
  Amortization of intangibles........................       2,338              (14)(3)         2,324
  Other (income) expense, net........................          (1)              --                (1)
                                                       ----------     ----------------     ---------
                                                          102,403             (133)          102,270
                                                       ----------     ----------------     ---------
INCOME BEFORE INTEREST EXPENSE AND INCOME TAXES......      16,692              133            16,825
  Interest -- net....................................       9,947           (4,513)(4)         5,434
                                                       ----------     ----------------     ---------
INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM....       6,745            4,646            11,391(6)
PROVISION FOR INCOME TAXES...........................       2,972            1,588(5)          4,560
                                                       ----------     ----------------     ---------
NET INCOME BEFORE EXTRAORDINARY ITEM.................       3,773            3,058             6,831
                                                       ----------     ----------------     ---------
                                                       ----------     ----------------     ---------
NET INCOME PER SHARE BEFORE EXTRAORDINARY ITEM.......   $    0.59                          $    0.70(6)
                                                       ----------                          ---------
                                                       ----------                          ---------
WEIGHTED AVERAGE SHARES OUTSTANDING..................       6,366                              9,815(7)
                                                       ----------                          ---------
                                                       ----------                          ---------

               See the accompanying Notes to unaudited pro forma
                      statements of operations on page P-7

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
             (FOR THE NINE MONTHS ENDED NOVEMBER 30, 1992 AND 1993)

(1) Adjusts for consummation of the Receivables Sale as if it had occurred at the beginning of fiscal 1993 (i) eliminating the results of the credit operations incurred in fiscal 1993, (ii) reflecting the application of the net proceeds therefrom to reduce short-term debt and (iii) reflecting the impact of the Merchant Agreement. The following chart summarizes the adjustments:

          Finance Charges and Insurance Commissions Income...........  $ 9,033,000
            Less: Finance Commission Income..........................     (282,000)
                                                                       -----------
                                                                         8,751,000
          Operating Expenses:
            Selling, general and administrative......................    3,814,000
            Provision for credit losses..............................    4,563,000
            Amortization of intangibles..............................       83,000
            Other (income) expense, net..............................     (304,000)
                                                                       -----------
            Operating income.........................................      595,000
          Interest expense, net......................................    2,972,000
                                                                       -----------
            Loss Before Income Taxes.................................  $(2,377,000)
                                                                       -----------
                                                                       -----------

(2) Reflects the elimination of the management fee payable to RHD Investors of $300,000 for the nine months ended November 30, 1992 and $119,000 for the nine months ended November 30, 1993.
(3) Reflects the adjustment, net of the amortization of deferred loan costs relating to debt repaid in the Recapitalization of $39,000 for the nine months ended November 30, 1992 and $14,000 for the nine months ended November 30, 1993 for the reduction of amortization of deferred financing costs as a result of implementing the Recapitalization.
(4) Reflects the reduction of interest expense of $9,885,000 for the nine months ended November 30, 1992 and $4,513,000 for the nine months ended November 30, 1993 from implementing the Recapitalization.
(5) Reflects the estimated Provision for Income Taxes utilizing an effective income tax rate of 42.1% for the nine months ended November 30, 1992 and 40.0% for the nine months ended November 30, 1993, adjusted for certain non-deductible items.
(6) In the historical nine months ended November 30, 1993, the Company recorded an extraordinary charge, net of taxes, against net income of $2,727,000 which resulted from the early retirement of debt principally in connection with the Recapitalization. Because of its nonrecurring nature, this extraordinary charge has not been reflected in the pro forma statements of operations.
(7) Gives pro forma effect to the issuance of 8,247,781 shares of Common Stock in the Recapitalization.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.
                            ------------------------

                               TABLE OF CONTENTS


                                          PAGE
                                          ----
Prospectus Summary......................    3
Investment Considerations...............    7
Use of Proceeds.........................    8
Price Range of Common Stock.............    8
Selected Historical Consolidated
  Financial Data........................    9
Selected Pro Forma Consolidated
  Financial Data........................   11
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................   12
Business................................   19
Management..............................   29
Certain Relationships and
  Transactions..........................   30
Selling Shareholders....................   32
Shares Eligible for Future Sale.........   33
Underwriting............................   34
Legal Matters...........................   35
Experts.................................   35
Available Information...................   35
Documents Incorporated By Reference.....   36
Index to Consolidated Financial
  Statements............................  F-1
Index to Unaudited Pro Forma Condensed
  Consolidated Financial Statements.....  P-1


2,489,374 SHARES

RHODES, INC.

COMMON STOCK
(WITHOUT PAR VALUE)

[LOGO]

SALOMON BROTHERS INC

KIDDER, PEABODY & CO.
    INCORPORATED

PROSPECTUS

DATED MARCH      , 1994

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses in connection with the issuance and distribution of the securities being registered are:

          Filing Fee for Registration Statement.........................  $ 17,433
          NASD Filing Fee...............................................     5,556
          Accounting Fees and Expenses..................................    50,000
          Blue Sky Fees and Expenses....................................    15,000
          Legal Fees and Expenses.......................................    85,000
          NYSE Listing Application Fee..................................   102,100
          Transfer Agent's Fees and Expenses............................     5,000
          Printing and Engraving Costs..................................   125,000
          Miscellaneous.................................................    94,911
                                                                          --------
               Total....................................................  $500,000
                                                                          --------
                                                                          --------

     The NYSE Listing Application Fee will be paid by the Company. All other expenses will be paid 50% by the Company and 50% by the Selling Shareholders.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits


EXHIBIT #                                     DESCRIPTION OF EXHIBIT
- ---------        ---------------------------------------------------------------------------------
  * 1      --    Form of Underwriting Agreement.
    4.1    --    Restated and Amended Articles of Incorporation of the Registrant dated as of
                 April 8, 1993 (incorporated by reference to Exhibit 3.1 to the Registrant's
                 Registration Statement on Form S-1 (File No. 33-60962)).
    4.2    --    Amended Bylaws of the Registrant dated as of April 7, 1993 (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-1
                 (File No. 33-60962)).
  * 5      --    Opinion of King & Spalding as to the legality of the securities being registered.
   23.1    --    Consent of Arthur Andersen & Co.
  *23.2    --    Consent of King & Spalding (included in opinion filed as Exhibit 5).
  *24      --    Power of Attorney.


- ---------------


* Previously filed.


ITEM 17.  UNDERTAKINGS.

The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933 (the "Act"), the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a Registrant of expenses incurred or paid by a director, officer or controlling person of such Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia on March 4, 1994.


                                          RHODES, INC.


                                          By:      /s/  JOEL H. DUGAN
                                             -------------------------------
                                                       Joel H. Dugan
                                                   Senior Vice President,
                                                  Finance & Administrator


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on March 4, 1994.



                SIGNATURE                                         TITLE
- ------------------------------------------  -------------------------------------------------

                        *                   Chairman of the Board of Directors
- ------------------------------------------
          Holcombe T. Green, Jr.

                        *                   Director
- ------------------------------------------
              James R. Kuse

                        *                   Director
- ------------------------------------------
             James V. Napier

                        *                   Director
- ------------------------------------------
              Don L. Chapman

                        *                   Director, President and Chief Executive Officer
- ------------------------------------------    (Principal Executive Officer)
           Irwin L. Lowenstein

                /s/  JOEL H. DUGAN          Senior Vice President, Finance & Administration
- ------------------------------------------    (Principal Financial Officer)
              Joel H. Dugan

                        *                   Corporate Controller (Principal Accounting
- ------------------------------------------    Officer)
               Barbara Snow

*By:       /s/  JOEL H. DUGAN
    --------------------------------------
              Joel H. Dugan
             Attorney-in-Fact

                               INDEX TO EXHIBITS


                                                                                   SEQUENTIALLY
EXHIBIT                                                                              NUMBERED
NUMBER                                   DESCRIPTION                                   PAGE
- ------       --------------------------------------------------------------------  ------------
  *1      -- Form of Underwriting Agreement.
   4.1    -- Restated and Amended Articles of Incorporation of the Registrant
             dated as of April 8, 1993 (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 (File No.
             33-60962)).
   4.2    -- Amended Bylaws of the Registrant dated as of April 7, 1993
             (incorporated by reference to Exhibit 3.2 to the Registrant's
             Registration Statement on Form S-1 (File No. 33-60962)).
  *5      -- Opinion of King & Spalding as to the legality of the securities being registered.
  23.1    -- Consent of Arthur Andersen & Co.
 *23.2    -- Consent of King & Spalding (included in opinion filed as Exhibit 5).
 *24      -- Power of Attorney.


- ---------------


* Previously filed.